UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 6 May 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

Q3 FY14

Results for the third quarter FY14 and nine months ended 31 March 2014

KEY FEATURES

Quarter on quarter

- 5% increase in underground recovered grade to 5.10g/t
  - 3 consecutive quarters of grade increases, representing a cumulative increase of 17%
- 3% increase in gold production in the first 9 months of FY14
- 6% decrease in production profit during the March 2014 quarter, due to a 12% decrease in gold produced
- Turned prior quarter's loss into a profit
  - net profit of R31 million (US$3 million)
  - headline earnings per share of 12 SA cents (1 US cent)
- Net debt 13% lower and cash balance of R2 billion

RESULTS FOR THE THIRD QUARTER FY14 ENDED 31 MARCH 2014

		Quarter March 2014	Quarter December 2013	Q-on-Q variance %	9 months ended March 2014	9 months ended March 2013*	% Variance
Gold produced	– kg	8 368	9 515	(12)	27 518	26 786	3
	– oz	269 035	305 913	(12)	884 721	861 188	3
Cash operating costs	– R/kg	343 527	308 665	(11)	324 731	317 772	(2)
	– US$/oz	987	949	(4)	981	1 148	15
Gold sold	– kg	8 502	9 798	(13)	27 653	26 824	3
	– oz	273 344	315 014	(13)	889 061	862 379	3
Underground grade	– g/t	5.10	4.85	5	4.81	4.60	5
All-in sustaining costs	– R/kg	426 221	397 503	(7)	408 768	417 813	2
	– US$/oz	1 224	1 222	–	1 234	1 509	18
Gold price received	– R/kg	450 528	415 532	8	431 038	462 982	(7)
	– US$/oz	1 294	1 277	1	1 302	1 672	(22)
Production profit*	– R million	924	986	(6)	2 946	3 910	(25)
	– US$ million	86	97	(13)	287	454	(37)
Basic earnings/(loss) per share*[1]	– SAc/s	7	(21)	>100	(11)	266	>(100)
	– USc/s	1	(2)	>100	(1)	30	>(100)
Headline earnings/(loss)*[1]	– Rm	52	(91)	>100	(19)	1 026	>(100)
	– US$m	5	(9)	>100	(2)	119	>(100)
Headline earnings/(loss) per share*[1]	– SAc/s	12	(21)	>100	(4)	238	>(100)
	– USc/s	1	(2)	>100	–	28	(100)
Exchange rate	– R/US$	10.83	10.12	7	10.30	8.61	20

* *Comparative figures in these line items have been restated as a result of the adoption of IFRIC 20 Stripping costs in the production phase of a surface mine*

[1] *The nine months ended March 2013 include discontinued operations*

Shareholder information	
Issued ordinary share capital at 31 March 2014	435 693 819
Issued ordinary share capital at 31 December 2013	435 693 819
Market capitalisation	
At 31 March 2014 (ZARm)	14 247
At 31 March 2014 (US$m)	1 355
At 31 December 2013 (ZARm)	11 284
At 31 December 2013 (US$m)	1 077
Harmony ordinary share and ADR* prices	
12-month high (1 April 2013 – 31 March 2014) for ordinary shares	R58.58
12-month low (1 April 2013 – 31 March 2014) for ordinary shares	R24.48
12-month high (1 April 2013 – 31 March 2014) for ADRs	US$6.38
12-month low (1 April 2013 – 31 March 2014) for ADRs	US$2.36
Free float	**100%**
ADR* ratio	**1:1**
JSE Limited	**HAR**
Range for quarter (1 January – 31 March 2014 closing prices)	R27.25 – R40.32
Average daily volume for the quarter (1 January – 31 March 2014)	1 031 429 shares
Range for quarter (1 October – 31 December 2013 closing prices)	R24.48 – R36.14
Average daily volume for the quarter (1 October – 31 December 2013)	1 180 825 shares
New York Stock Exchange including other US trading platforms	**HMY**
Range for quarter (1 January – 31 March 2014 closing prices)	US$2.52 – US$3.77
Average daily volume for the quarter (1 January – 31 March 2014)	3 102 376
Range for quarter (1 October – 31 December 2013 closing prices)	US$2.36 – US$3.67
Average daily volume for the quarter (1 October – 31 December 2013)	2 722 889
Investors' calendar	
Q4 FY14 and year-end live presentation in Johannesburg	14 August 2014
Release of Harmony's Integrated Annual Report of FY14	23 October 2014
Q1 FY15 presentation (webcast and conference calls only)	5 November 2014
Annual General Meeting	21 November 2014
Q2 FY15 live presentation in Cape Town	9 February 2015

**ADR: American Depository Receipts*



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

Q3 FY14

Results for the third quarter FY14 and nine months ended 31 March 2014

KEY FEATURES

Quarter on quarter

- 5% increase in underground recovered grade to 5.10g/t
  - 3 consecutive quarters of grade increases, representing a cumulative increase of 17%
- 3% increase in gold production in the first 9 months of FY14
- 6% decrease in production profit during the March 2014 quarter, due to a 12% decrease in gold produced
- Turned prior quarter's loss into a profit
  - net profit of R31 million (US$3 million)
  - headline earnings per share of 12 SA cents (1 US cent)
- Net debt 13% lower and cash balance of R2 billion

RESULTS FOR THE THIRD QUARTER FY14 ENDED 31 MARCH 2014

		Quarter March 2014	Quarter December 2013	Q-on-Q variance %	9 months ended March 2014	9 months ended March 2013*	% Variance
Gold produced	– kg	8 368	9 515	(12)	27 518	26 786	3
	– oz	269 035	305 913	(12)	884 721	861 188	3
Cash operating costs	– R/kg	343 527	308 665	(11)	324 731	317 772	(2)
	– US$/oz	987	949	(4)	981	1 148	15
Gold sold	– kg	8 502	9 798	(13)	27 653	26 824	3
	– oz	273 344	315 014	(13)	889 061	862 379	3
Underground grade	– g/t	5.10	4.85	5	4.81	4.60	5
All-in sustaining costs	– R/kg	426 221	397 503	(7)	408 768	417 813	2
	– US$/oz	1 224	1 222	–	1 234	1 509	18
Gold price received	– R/kg	450 528	415 532	8	431 038	462 982	(7)
	– US$/oz	1 294	1 277	1	1 302	1 672	(22)
Production profit*	– R million	924	986	(6)	2 946	3 910	(25)
	– US$ million	86	97	(13)	287	454	(37)
Basic earnings/(loss) per share*[1]	– SAc/s	7	(21)	>100	(11)	266	>(100)
	– USc/s	1	(2)	>100	(1)	30	>(100)
Headline earnings/(loss)*[1]	– Rm	52	(91)	>100	(19)	1 026	>(100)
	– US$m	5	(9)	>100	(2)	119	>(100)
Headline earnings/(loss) per share*[1]	– SAc/s	12	(21)	>100	(4)	238	>(100)
	– USc/s	1	(2)	>100	–	28	(100)
Exchange rate	– R/US$	10.83	10.12	7	10.30	8.61	20

* *Comparative figures in these line items have been restated as a result of the adoption of IFRIC 20 Stripping costs in the production phase of a surface mine*

[1] *The nine months ended March 2013 include discontinued operations*

Shareholder information	
Issued ordinary share capital at 31 March 2014	435 693 819
Issued ordinary share capital at 31 December 2013	435 693 819
Market capitalisation	
At 31 March 2014 (ZARm)	14 247
At 31 March 2014 (US$m)	1 355
At 31 December 2013 (ZARm)	11 284
At 31 December 2013 (US$m)	1 077
Harmony ordinary share and ADR* prices	
12-month high (1 April 2013 – 31 March 2014) for ordinary shares	R58.58
12-month low (1 April 2013 – 31 March 2014) for ordinary shares	R24.48
12-month high (1 April 2013 – 31 March 2014) for ADRs	US$6.38
12-month low (1 April 2013 – 31 March 2014) for ADRs	US$2.36
Free float	**100%**
ADR* ratio	**1:1**
JSE Limited	**HAR**
Range for quarter (1 January – 31 March 2014 closing prices)	R27.25 – R40.32
Average daily volume for the quarter (1 January – 31 March 2014)	1 031 429 shares
Range for quarter (1 October – 31 December 2013 closing prices)	R24.48 – R36.14
Average daily volume for the quarter (1 October – 31 December 2013)	1 180 825 shares
New York Stock Exchange including other US trading platforms	**HMY**
Range for quarter (1 January – 31 March 2014 closing prices)	US$2.52 – US$3.77
Average daily volume for the quarter (1 January – 31 March 2014)	3 102 376
Range for quarter (1 October – 31 December 2013 closing prices)	US$2.36 – US$3.67
Average daily volume for the quarter (1 October – 31 December 2013)	2 722 889
Investors' calendar	
Q4 FY14 and year-end live presentation in Johannesburg	14 August 2014
Release of Harmony's Integrated Annual Report of FY14	23 October 2014
Q1 FY15 presentation (webcast and conference calls only)	5 November 2014
Annual General Meeting	21 November 2014
Q2 FY15 live presentation in Cape Town	9 February 2015

**ADR: American Depository Receipts*

CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 (0)11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Email: HarmonyIR@harmony.co.za

Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 (0)86 154 6572
Fax: +27 (0)86 674 4381

ADR Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 (0)11 507 0300
Fax: +27 (0)11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

Harmony's Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2013 are available on our website at **www.harmony.co.za/investors**

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

CONTENTS

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and Reserves South Africa: Jaco Boshoff, Pr. Sci. Nat., who has 18 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 25 years relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Mineral Resource and Reserve information as at 30 June 2013 have not changed.

Message from the chief executive officer

1. SAFETY

Safe mining remains at the core of our values. The unprecedented and tragic safety accidents of the quarter under review have led to various actions and initiatives to reinforce our safety practices and behaviour – one being an external review of Harmony's safety and health strategy, which is scheduled to be completed during May 2014.

During the quarter we reported on the various safety accidents extensively (see http://www.harmony.co.za/investors/news-and-events/company-announcements-2/announcements-2014). More information on how we approach safety at Harmony can be found in our safety fact sheet at: http://www.harmony.co.za/investors/news-and-events/fact-sheets.

2. OPERATIONAL RESULTS

Gold production for the March 2014 quarter decreased by 12% to 8 368kg, from 9 515kg in the December 2013 quarter. Production stoppages at Doornkop due to the accident in February 2014, flooding of the shaft bottom at Joel and a slower turnaround and technical issues at Kusasalethu were the main contributors to lower production quarter on quarter.

Production at Steyn 2 was suspended six months earlier than the planned life of mine, due to increased seismicity in the working areas.

Harmony's underground recovered grade increased for a third consecutive quarter. Quarter on quarter, underground recovered grade was 5% higher at 5.10g/t (4.85g/t in the December 2013 quarter). The underground operations recorded a production profit of R765 million.

The following operations showed an increase in production:

- *Tshepong (+62kg),* mainly as a result of a 6% increase in tonnes milled;
- *Phakisa (+46kg),* due to a 6% increase in the recovered grade to 5.45g/t for the March 2014 quarter;
- *Hidden Valley (+44kg)* increased recovered grade by 14% to 1.75g/t for the March 2014 quarter. The increase in grade was partially offset by an 8% decrease in tonnes milled quarter on quarter; and
- *Bambanani and Target 3* also increased production.

Gold production decreased at the following operations, when compared to the December 2013 quarter:

- *Doornkop (–438kg)* production was affected by the accident in February 2014. Rehabilitation work is currently taking place on 192 level with the aim of re-establishing the working area for production;
- *Joel (–329kg)* production was hampered by flooding of the shaft bottom, resulting in 61 000 tonnes less milled than in the previous quarter;
- *Kusasalethu (–211kg)* experienced production losses due to safety stoppages and water availability during the quarter and milled 25% less tonnes than in the December 2013 quarter. The decrease in tonnes was, however, partially offset by a 9% increase in the recovered grade to 4.11g/t;
- *Dumps (–71kg)* milled 135 000 tonnes less than in the December 2013 quarter and the recovered grade decreased to 0.25g/t, compared to 0.30g/t in the previous quarter;
- *Target 1 (–68kg)* milled 12 000 tonnes less than in the December 2013 quarter;
- *Kalgold (–60kg)* was affected by a lower than expected grade and excessive rain delaying blasting in higher grade blocks; and
- *Masimong and Steyn 2 also* had lower gold production.

Lower gold production resulted in a 6% decrease in the company's production profit for the March 2014 quarter (from R986 million in the December 2013 quarter to R924 million in the March 2014 quarter).

The rand gold price received increased by 8% to R450 528/kg in the March 2014 quarter, compared to R415 532/kg in the December 2013 quarter. The rand weakened by 7% against the US dollar to R10.83/US$, from R10.12/US$ in the December 2013 quarter. There was a slight increase in the dollar gold price received quarter on quarter (from US$1 277/oz in the previous quarter to US$1 294/oz in the March 2014 quarter).

Cash operating costs decreased by 2% (to R2.87 billion) in the March 2014 quarter. The decrease is mainly attributed to a decrease in consumables for the South African operations. Capital expenditure for the March 2014 quarter decreased by 10% to R579 million, compared to R640 million in the December 2013 quarter.

Lower gold production resulted in a 7% increase in all-in sustaining unit costs to R426 221/kg.

3. FINANCIAL RESULTS

Gross profit

The 13% decrease in the gold sold was partially offset by the higher average gold price received, resulting in revenue decreasing by only 6%, while production costs were lower mainly due to inventory movements and cost savings. As a result gross profit was at a similar level compared to the previous quarter.

Net profit/(loss)

The net profit for the March 2014 quarter was R31 million, compared to a net loss of R91 million in the December 2013 quarter, mainly due to a smaller foreign exchange translation loss recorded on the US$-denominated loan. The profit in the current quarter was achieved after expensing R29 million on the impairment of Steyn 2 and R90 million on employment retrenchment and restructuring costs.

Impairment of assets

An impairment of R29 million was recorded on Steyn 2 following the decision to cease mining at the operation.

Other expenses (net)

Included in other expenses (net) in the March 2014 quarter is a loss of R29 million (December 2013 quarter R111 million) for the foreign exchange movement on the US$-denominated syndicated loan, resulting from the Rand weakening during the quarter.

Borrowings

A repayment of the drawn amount on the R1.3 billion Nedbank Revolving Credit Facility of R467 million was made at the end of the March 2014 quarter and is now fully repaid. The only outstanding debt is the US$270 million drawn under the US$300 million syndicated revolving credit facility.

Earnings/loss per share

The earnings per share of 7 SA cents in the March 2014 quarter increased from the loss per share of 21 SA cents in the December 2013 quarter.

Employee Share Option Plan (ESOP) share vesting

The vesting of the second tranche of Scheme Shares and Share Appreciation Rights awarded to qualifying employees took place during March 2014. Payments to all eligible employees were made in April 2014.

4. NEW CHIEF OPERATING OFFICER APPOINTED

Alwyn Pretorius was appointed as Harmony's new Chief Operating Officer on 3 March 2014. Alwyn joined Harmony during its merger with ARMgold in 2003. He has been an executive of Harmony since 2007 and holds degrees in both BSc Mining Engineering and BSc Industrial Engineering. With 20 years of underground deep-level gold mining experience in different supervisory and management positions, supported by three regional managers and several general managers, we are confident that Alwyn will lead the change in operational improvement in South Africa.

5. GOOD PROGRESS AT WAFI-GOLPU

Study work during the quarter continued to evaluate underground access options and a substantially lower capital expenditure development option for Wafi-Golpu. Drilling completed at Golpu during the quarter is expected to have a positive impact on the grade of the upper mining block due to an increase in the volume of the higher grade hornblende porphyry compared with the previous estimate. Drilling has also confirmed continuity of porphyry and high grade mineralisation in the lower mining block.

Results from two holes were received during the quarter. WR499 was a long section hole drilled from north to south that confirmed the northern boundary of the deposit and demonstrated the continuity of higher grade porphyry mineralisation through and well below the existing resource. WR504 was a west to east cross section hole that confirmed the fault structures controlling the distribution of higher grade in the deposit. These include:

- WR499* – 1 247m @ 1.0g/t Au and 1.2% Cu from 966m, including 560m @ 1.9g/t Au and 2.1% Cu from 1 252m;
- WR504 – 1 369m @ 1.1g/t Au and 1.7% Cu from 399m, including 428m @ 2.2g/t Au and 2.9% Cu from 1 191m.

**Partial result reported last quarter.*

The surface drilling program at Golpu is now complete for the 2014 financial year. Results from the last two holes WR499 and WR504 are being incorporated into a new planning model for integration into the ongoing study.

6. IN CONCLUSION

Various structural changes have been effected which will aid in the pro-active management of unplanned events which have negatively impacted on our production. In parallel, our revised planning strategy will shift the focus toward de-bottlenecking and optimisation, and should also result in an increase in the Company's margins. We remain committed to increasing our profits and cash flow to enable us to pay dividends in future.

Graham Briggs
Chief Executive Officer

South Africa															
Underground production									Surface production						
Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Steyn 2	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley	Total Harmony
232	**164**	**181**	**52**	**88**	**95**	**73**	**9**	**1 360**	**1 483**	**620**	**356**	**2 459**	**3 819**	**467**	**4 286**
219	161	193	54	149	107	75	12	1 647	1 482	755	364	2 601	4 248	506	4 754
1 024	**660**	**1 173**	**707**	**345**	**458**	**360**	**99**	**6 941**	**201**	**155**	**255**	**611**	**7 552**	**816**	**8 368**
962	684	1 241	697	674	512	350	147	7 985	217	226	315	758	8 743	772	9 515
32 922	**21 219**	**37 713**	**22 731**	**11 092**	**14 725**	**11 574**	**3 183**	**223 157**	**6 462**	**4 983**	**8 198**	**19 643**	**242 800**	**26 235**	**269 035**
30 929	21 991	39 899	22 409	21 670	16 461	11 253	4 726	256 723	6 977	7 266	10 127	24 370	281 093	24 820	305 913
4.41	**4.02**	**6.48**	**13.60**	**3.92**	**4.82**	**4.93**	**11.00**	**5.10**	**0.14**	**0.25**	**0.72**	**0.25**	**1.98**	**1.75**	**1.95**
4.39	4.25	6.43	12.91	4.52	4.79	4.67	12.25	4.85	0.15	0.30	0.87	0.29	2.06	1.53	2.00
325 056	**356 248**	**219 864**	**198 116**	**450 803**	**322 395**	**382 311**	**289 313**	**341 644**	**279 746**	**441 426**	**404 459**	**372 810**	**344 166**	**337 621**	**343 527**
352 244	353 671	200 373	199 795	261 521	294 779	383 566	221 871	306 967	279 221	357 916	318 184	318 876	308 000	316 206	308 665
934	**1 023**	**632**	**569**	**1 295**	**926**	**1 098**	**831**	**981**	**804**	**1 268**	**1 162**	**1 071**	**989**	**970**	**987**
1 083	1 087	616	614	804	906	1 179	682	943	858	1 100	978	980	947	972	949
1 435	**1 434**	**1 425**	**2 694**	**1 767**	**1 554**	**1 885**	**3 182**	**1 744**	**38**	**110**	**290**	**93**	**681**	**590**	**671**
1 547	1 503	1 288	2 579	1 183	1 411	1 790	2 718	1 488	41	107	275	93	634	482	618
983	**634**	**1 035**	**679**	**390**	**440**	**317**	**95**	**6 904**	**220**	**158**	**321**	**699**	**7 603**	**899**	**8 502**
1 009	717	1 384	730	681	537	390	154	8 414	180	224	269	673	9 087	711	9 798
31 604	**20 384**	**33 276**	**21 830**	**12 539**	**14 146**	**10 192**	**3 054**	**221 968**	**7 073**	**5 080**	**10 320**	**22 473**	**244 441**	**28 903**	**273 344**
32 440	23 052	44 497	23 470	21 895	17 265	12 539	4 951	270 517	5 787	7 202	8 649	21 638	292 155	22 859	315 014
444 215	**286 428**	**466 477**	**306 068**	**176 285**	**198 666**	**142 729**	**42 531**	**3 113 603**	**97 738**	**71 013**	**142 303**	**311 054**	**3 424 657**	**405 728**	**3 830 385**
418 452	297 349	575 876	302 668	283 124	222 669	162 260	63 875	3 492 439	75 268	96 949	113 108	285 325	3 777 764	293 622	4 071 386
332 857	**235 124**	**257 900**	**140 068**	**155 527**	**147 657**	**137 632**	**28 642**	**2 371 351**	**56 229**	**68 421**	**103 137**	**227 787**	**2 599 138**	**275 499**	**2 874 637**
338 859	241 911	248 663	139 257	176 265	150 927	134 248	32 615	2 451 132	60 591	80 889	100 228	241 708	2 692 840	244 111	2 936 951
(15 785)	**(9 651)**	**(36 805)**	**(10 628)**	**3 609**	**(6 375)**	**(19 718)**	**(1 061)**	**(22 442)**	**5 483**	**(415)**	**17 747**	**22 815**	**373**	**30 997**	**31 370**
22 591	16 418	51 668	12 367	(6 288)	9 603	28 051	3 043	194 268	(11 068)	143	(13 675)	(24 600)	169 668	(20 733)	148 935
317 072	**225 473**	**221 095**	**129 440**	**159 136**	**141 282**	**117 914**	**27 581**	**2 348 909**	**61 712**	**68 006**	**120 884**	**250 602**	**2 599 511**	**306 496**	**2 906 007**
361 450	258 329	300 331	151 624	169 977	160 530	162 299	35 658	2 645 400	49 523	81 032	86 553	217 108	2 862 508	223 378	3 085 886
127 143	**60 955**	**245 382**	**176 628**	**17 149**	**57 384**	**24 815**	**14 950**	**764 694**	**36 026**	**3 007**	**21 419**	**60 452**	**825 146**	**99 232**	**924 378**
57 002	39 020	275 545	151 044	113 147	62 139	(39)	28 217	847 039	25 745	15 917	26 555	68 217	915 256	70 244	985 500
11 742	**5 629**	**22 662**	**16 313**	**1 584**	**5 300**	**2 292**	**1 381**	**70 626**	**3 328**	**277**	**1 978**	**5 583**	**76 209**	**9 165**	**85 374**
5 632	3 856	27 227	14 924	11 180	6 140	(4)	2 788	83 694	2 544	1 572	2 623	6 739	90 433	6 941	97 374
71 374	**43 154**	**88 100**	**24 585**	**28 339**	**20 524**	**27 095**	**536**	**548 645**	**696**	**2 877**	**5 478**	**9 051**	**557 696**	**21 225**	**578 921**
78 740	40 571	64 190	29 220	37 936	24 652	36 768	641	605 051	931	2 463	12 607	16 001	621 052	19 082	640 134
6 592	**3 985**	**8 136**	**2 271**	**2 617**	**1 895**	**2 502**	**50**	**50 669**	**64**	**266**	**506**	**836**	**51 505**	**1 960**	**53 465**
7 780	4 009	6 343	2 887	3 748	2 436	3 633	63	59 785	92	243	1 246	1 581	61 366	1 885	63 251
329 294	**357 868**	**218 341**	**196 480**	**414 909**	**328 059**	**378 538**	**295 225**	**345 144**	**280 602**	**430 417**	**381 105**	**360 620**	**346 691**	**335 115**	**345 467**
367 910	371 109	222 422	216 640	258 728	307 717	422 833	240 307	323 996	275 126	361 752	330 343	326 029	324 163	316 287	323 591
946	**1 028**	**627**	**564**	**1 192**	**942**	**1 087**	**848**	**991**	**806**	**1 236**	**1 095**	**1 036**	**996**	**955**	**992**
1 131	1 141	684	666	795	946	1 299	739	996	846	1 112	1 015	1 002	996	969	994
415 208	**443 606**	**315 767**	**222 756**	**468 583**	**391 820**	**476 358**	**317 846**	**434 202**	**283 766**	**465 069**	**411 143**	**383 242**	**429 210**	**400 943**	**426 221**
458 501	447 878	278 028	241 303	299 632	373 246	526 404	263 910	400 445	280 299	386 310	393 782	360 943	397 713	394 820	397 503
1 193	**1 274**	**907**	**640**	**1 346**	**1 126**	**1 368**	**913**	**1 247**	**815**	**1 336**	**1 181**	**1 101**	**1 233**	**1 143**	**1 224**
1 409	1 376	854	742	921	1 147	1 618	811	1 231	861	1 187	1 210	1 109	1 222	1 209	1 222

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

Figures in million	Note	Quarter ended 31 March 2014 (Unaudited)	Quarter ended 31 December 2013 (Unaudited)	Quarter ended 31 March 2013 (Unaudited) (Restated)*	Nine months ended 31 March 2014 (Unaudited)	Nine months ended 31 March 2013 (Unaudited) (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Continuing operations							
Revenue		3 830	4 071	3 528	11 919	12 419	15 902
Cost of sales	3	(3 595)	(3 817)	(3 260)	(11 147)	(10 277)	(16 448)
Production costs		(2 906)	(3 086)	(2 675)	(8 973)	(8 509)	(11 321)
Amortisation and depreciation		(475)	(565)	(468)	(1 617)	(1 470)	(2 001)
Impairment of assets		(29)	–	–	(29)	–	(2 733)
Other items		(185)	(166)	(117)	(528)	(298)	(393)
Gross profit/(loss)		**235**	**254**	**268**	**772**	**2 142**	**(546)**
Corporate, administration and other expenditure		(109)	(102)	(121)	(319)	(338)	(465)
Social investment expenditure		(8)	(21)	(25)	(67)	(70)	(127)
Exploration expenditure		(90)	(112)	(157)	(344)	(454)	(673)
Profit on sale of property, plant and equipment		–	–	15	–	139	139
Other expenses (net)	7	(22)	(140)	(138)	(161)	(182)	(350)
Operating profit/(loss)		**6**	**(121)**	**(158)**	**(119)**	**1 237**	**(2 022)**
Profit from associates		10	4	–	17	–	–
Impairment of investments		–	–	(39)	(7)	(88)	(88)
Net gain on financial instruments		25	39	15	138	181	173
Investment income		64	50	47	159	118	185
Finance cost		(59)	(57)	(65)	(176)	(198)	(256)
Profit/(loss) before taxation		**46**	**(85)**	**(200)**	**12**	**1 250**	**(2 008)**
Taxation		(15)	(6)	(44)	(59)	(416)	(655)
Normal taxation		24	–	(124)	(25)	(349)	(271)
Deferred taxation		(39)	(6)	80	(34)	(67)	(384)
Net profit/(loss) from continuing operations		**31**	**(91)**	**(244)**	**(47)**	**834**	**(2 663)**
Discontinued operations							
Profit from discontinued operations		–	–	143	–	314	314
Net profit/(loss) for the period		**31**	**(91)**	**(101)**	**(47)**	**1 148**	**(2 349)**
Attributable to:							
Owners of the parent		31	(91)	(101)	(47)	1 148	(2 349)
Earnings/(loss) per ordinary share (cents)	4						
Earnings/(loss) from continuing operations		7	(21)	(57)	(11)	193	(616)
Earnings from discontinued operations		–	–	33	–	73	73
Total earnings/(loss)		**7**	**(21)**	**(24)**	**(11)**	**266**	**(543)**
Diluted earnings/(loss) per ordinary share (cents)	4						
Earnings/(loss) from continuing operations		7	(21)	(57)	(11)	192	(616)
Earnings from discontinued operations		–	–	33	–	73	73
Total diluted earnings/(loss)		**7**	**(21)**	**(24)**	**(11)**	**265**	**(543)**

* *The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

Figures in million	Quarter ended 31 March 2014 (Unaudited)	Quarter ended 31 December 2013 (Unaudited)	Quarter ended 31 March 2013 (Unaudited) (Restated)*	Nine months ended 31 March 2014 (Unaudited)	Nine months ended 31 March 2013 (Unaudited) (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Net profit/(loss) for the period	31	(91)	(101)	(47)	1 148	(2 349)
Other comprehensive (loss)/income for the period, net of income tax	(416)	378	506	(733)	726	737
Foreign exchange translation	(421)	370	519	(745)	716	742
Movements on investments	5	8	(13)	12	10	(5)
Total comprehensive (loss)/income for the period	**(385)**	**287**	**405**	**(780)**	**1 874**	**(1 612)**
Attributable to:						
Owners of the parent	(385)	287	405	(780)	1 874	(1 612)

** The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)

for the nine months ended 31 March 2014

Figures in million	Note	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2013 as previously reported		28 325	3 464	522	32 311
Restatement for IFRIC 20	2	–	(22)	(74)	(96)
Restated balance – 30 June 2013		28 325	3 442	448	32 215
Share-based payments		–	198	–	198
Net loss for the period		–	–	(47)	(47)
Other comprehensive loss for the period		–	(733)	–	(733)
Balance – 31 March 2014		**28 325**	**2 907**	**401**	**31 633**
Balance – 30 June 2012 as previously reported		28 331	2 444	3 307	34 082
Restatement for IFRIC 20	2	–	(15)	(94)	(109)
Restated balance – 30 June 2012		28 331	2 429	3 213	33 973
Share-based payments		–	215	–	215
Net profit for the period		–	–	1 148	1 148
Other comprehensive income for the period		–	726	–	726
Dividends paid[1]		–	–	(435)	(435)
Balance–31 March 2013		**28 331**	**3 370**	**3 926**	**35 627**

[1] Dividend of 50 SA cents declared on 13 August 2012 and 50 SA cents on 1 February 2013.

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the nine months ended 31 March 2014 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott, and approved by the board of Harmony Gold Mining Company Limited.

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Note	At 31 March 2014 (Unaudited)	At 31 December 2013	At 30 June 2013 (Audited) (Restated)*	At 31 March 2013 (Unaudited) (Restated)*
ASSETS					
Non-current assets					
Property, plant and equipment		32 400	32 663	32 732	34 828
Intangible assets		2 194	2 193	2 191	2 190
Restricted cash		40	38	37	38
Restricted investments		2 225	2 180	2 054	2 050
Deferred tax assets		84	91	104	652
Investments in associates	5	125	115	109	–
Investments in financial assets		4	4	49	139
Inventories		57	57	57	57
Trade and other receivables		–	–	–	6
Total non-current assets		**37 129**	**37 341**	**37 333**	**39 960**
Current assets					
Inventories		1 306	1 423	1 417	1 191
Trade and other receivables		900	1 149	1 162	1 482
Income and mining taxes		141	106	132	3
Restricted cash		15	15	–	–
Cash and cash equivalents		2 008	2 323	2 089	3 099
		4 370	5 016	4 800	5 775
Non-current assets and assets of disposal groups classified as held for sale	6	51	46	–	–
Total current assets		**4 421**	**5 062**	**4 800**	**5 775**
Total assets		**41 550**	**42 403**	**42 133**	**45 735**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 325	28 325	28 325	28 331
Other reserves		2 907	3 270	3 442	3 370
Retained earnings		401	370	448	3 926
Total equity		**31 633**	**31 965**	**32 215**	**35 627**
Non-current liabilities					
Deferred tax liabilities		3 029	3 000	3 021	3 244
Provision for environmental rehabilitation		2 020	2 016	1 997	1 961
Retirement benefit obligation		205	201	194	188
Other provisions		67	71	55	48
Borrowings	7	2 843	3 280	2 252	2 238
Total non-current liabilities		**8 164**	**8 568**	**7 519**	**7 679**
Current liabilities					
Borrowings	7	–	–	286	287
Income and mining taxes		3	–	4	92
Trade and other payables		1 750	1 870	2 109	2 050
Total current liabilities		**1 753**	**1 870**	**2 399**	**2 429**
Total equity and liabilities		**41 550**	**42 403**	**42 133**	**45 735**

* *The audited June 2013 annual results and unaudited March 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

Figures in million	Quarter ended 31 March 2014 (Unaudited)	Quarter ended 31 December 2013 (Unaudited)	Quarter ended 31 March 2013 (Unaudited)	Nine months ended 31 March 2014 (Unaudited)	Nine months ended 31 March 2013 (Unaudited)	Year ended 30 June 2013 (Audited)
Cash flow from operating activities						
Cash generated by operations	755	700	204	1 693	2 933	3 154
Interest and dividends received	34	32	34	92	90	138
Interest paid	(39)	(21)	(27)	(89)	(85)	(125)
Income and mining taxes paid	–	(28)	(70)	(28)	(183)	(312)
Cash generated by operating activities	**750**	**683**	**141**	**1 668**	**2 755**	**2 855**
Cash flow from investing activities						
Increase in restricted cash	(3)	–	–	(3)	–	–
Restricted cash transferred from disposal group	–	–	252	–	–	–
Proceeds on disposal of investment in subsidiary	–	–	1 264	–	1 264	1 264
Purchase of investments	–	–	(33)	–	(72)	(86)
Other investing activities	–	(1)	3	(10)	(3)	(4)
Net additions to property, plant and equipment[1]	(599)	(624)	(835)	(1 841)	(2 714)	(3 652)
Cash (utilised)/generated by investing activities	**(602)**	**(625)**	**651**	**(1 854)**	**(1 525)**	**(2 478)**
Cash flow from financing activities						
Borrowings raised	–	–	–	612	678	678
Borrowings repaid	(462)	(3)	(4)	(468)	(177)	(333)
Ordinary shares issued – net of expenses	–	–	–	–	–	1
Option premium on BEE transaction	–	–	–	–	–	2
Dividends paid	–	–	(217)	–	(435)	(435)
Cash (utilised)/generated by financing activities	**(462)**	**(3)**	**(221)**	**144**	**66**	**(87)**
Foreign currency translation adjustments	**(1)**	**(20)**	**17**	**(39)**	**30**	**26**
Net (decrease)/increase in cash and cash equivalents	(315)	35	588	(81)	1 326	316
Cash and cash equivalents – beginning of period	2 323	2 288	2 511	2 089	1 773	1 773
Cash and cash equivalents – end of period	**2 008**	**2 323**	**3 099**	**2 008**	**3 099**	**2 089**

[1] The 2013 year includes capital expenditure for Wafi-Golpu and other international projects of R537 million, the March 2013 quarter R148 million and the nine months ended 31 March 2013 R403 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 March 2014 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the nine months ended 31 March 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2013.

IFRS 7	Amendment–Disclosures–Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IFRSs	Annual Improvements 2009 – 2011
IAS 19	Employee Benefits (Revised 2011)
IAS 27	Separate Financial Statements (Revised 2011)
IAS 28	Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

New standards and amendments which have an impact on the condensed consolidated financial statements of the group are described below:

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI). Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The impact for the group was immaterial.

IFRS 11 requires joint operations to be accounted at the group's interest in the assets, liabilities, revenue and expenses of the joint operation. Harmony previously accounted for joint operations using the proportional consolidation method. The change in accounting policy has not had an impact on any previously reported numbers.

IFRIC 20 clarifies the requirements for accounting for costs of stripping activity in the production phase of surface mining. Stripping assets that cannot be attributed to an identifiable component of the orebody will be written off to retained earnings on adoption of IFRIC 20. Refer to note 2 for further details.

2. Change in accounting policies

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20) which became effective on 1 January 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. Harmony has applied IFRIC 20 on a prospective basis from 1 July 2011 in compliance with the transitional requirements of IFRIC 20.

Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.

A stripping activity asset shall be recognised if all of the following are met:

(i) it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;

(ii) the entity can identify the component of the orebody for which access has been improved; and

(iii) the cost relating to the stripping activity associated with that component can be measure reliably.

The stripping asset shall be depreciated over the expected useful life of the identified component of the orebody based on the units of production method.

Where there were no identifiable components of the orebody to which the predecessor asset relates, the asset was written off to retained earnings at the beginning of the earliest period presented. An amount of R54 million was written off to opening retained earnings.

The comparative periods presented have been restated. The restatement had no effect on the condensed consolidated cash flow statements.

The results for the year ended 30 June 2013 and the financial position at this date have been reviewed and audited respectively, but the restatement of the results and balances affected by IFRIC 20 have not been audited.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

Reconciliation of the effect of the change in accounting standard:

Condensed consolidated income statements

	Quarter ended 31 March 2013 (Unaudited)	Nine months ended 31 March 2013 (Unaudited)	Year ended 30 June 2013 (Audited)
Cost of sales			
Production costs			
As previously reported	(2 707)	(8 556)	(11 400)
IFRIC 20 adjustment	32	47	79
Restated	(2 675)	(8 509)	(11 321)
Amortisation and depreciation			
As previously reported	(459)	(1 441)	(1 942)
IFRIC 20 adjustment	(9)	(29)	(59)
Restated	(468)	(1 470)	(2 001)
Increase/decrease in net profit/loss for the period*	**23**	**18**	**20**

** There is no material taxation effect on these items.*

Condensed consolidated statements of comprehensive income

	Quarter ended 31 March 2013 (Unaudited)	Nine months ended 31 March 2013 (Unaudited)	Year ended 30 June 2013 (Audited)
Increase/decrease in net profit/loss for the period*	**23**	**18**	**20**
Other comprehensive income for the period net of income tax			
Foreign exchange translation			
As previously reported	523	723	749
IFRIC 20 adjustment	(4)	(7)	(7)
Restated	519	716	742
Increase/decrease in total comprehensive income/loss for the period	**19**	**11**	**13**

** There is no material taxation effect on these items.*

Condensed consolidated balance sheets

Figures in million	At 30 June 2013 (Audited)	At 31 March 2013 (Unaudited)
Non-current assets		
Property, plant and equipment		
As previously reported	32 820	34 911
IFRIC 20 adjustment	(88)	(83)
Restated	32 732	34 828
Current assets		
Inventories		
As previously reported	1 425	1 206
IFRIC 20 adjustment	(8)	(15)
Restated	1 417	1 191
Share capital and reserves		
Other reserves		
As previously reported	3 464	3 392
IFRIC 20 adjustment[1]	(22)	(22)
Restated	3 442	3 370
Retained earnings		
As previously reported	522	4 002
IFRIC 20 adjustment	(74)	(76)
Restated	448	3 926
Decrease in total equity	**(96)**	**(98)**

[1] Translation effect of the IFRIC 20 adjustments on foreign operations (Hidden Valley).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

Earnings/(loss) and headline earnings/(loss) per share

	Quarter ended 31 March 2013 (Unaudited)	Nine months ended 31 March 2013 (Unaudited)	Year ended 30 June 2013 (Audited)
Basic (loss)/earnings per share (cents)			
As previously reported	(29)	262	(548)
IFRIC 20 adjustment	5	4	5
Restated	(24)	266	(543)
Diluted (loss)/earnings per share (cents)			
As previously reported	(29)	261	(548)
IFRIC 20 adjustment	5	4	5
Restated	(24)	265	(543)
Total headline (loss)/earnings			
Figures in million			
As previously reported	(202)	1 008	204
IFRIC 20 adjustment	23	18	20
Restated	(179)	1 026	224
Headline (loss)/earnings per share (cents)			
As previously reported	(47)	234	47
IFRIC 20 adjustment	5	4	5
Restated	(42)	238	52
Diluted headline (loss)/earnings (cents)			
As previously reported	(47)	233	47
IFRIC 20 adjustment	5	4	5
Restated	(42)	237	52

3. Cost of sales

	Quarter ended			Nine months ended		Year ended
Figures in million	31 March 2014 (Unaudited)	31 December 2013 (Unaudited)	31 March 2013 (Unaudited) (Restated)*	31 March 2014 (Unaudited)	31 March 2013 (Unaudited) (Restated)*	30 June 2013 (Audited) (Restated)*
Production costs – excluding royalty	2 881	3 047	2 626	8 871	8 337	11 104
Royalty expense	25	39	49	102	172	217
Amortisation and depreciation	475	565	468	1 617	1 470	2 001
Impairment of assets[1]	29	–	–	29	–	2 733
Rehabilitation expenditure/(credit)[2]	17	(15)	10	17	16	(24)
Care and maintenance cost of restructured shafts	16	18	16	51	52	68
Employment termination and restructuring cost[3]	90	50	–	234	7	46
Share-based payments[4]	62	113	95	227	221	266
Other	–	–	(4)	(1)	2	37
Total cost of sales	**3 595**	**3 817**	**3 260**	**11 147**	**10 277**	**16 448**

** The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

1. *The decision to stop mining at the Steyn 2 shaft (included in the Bambanani segment) resulted in the remaining carrying value being impaired.*
2. *A credit of R24 million arose in the December 2013 quarter as a result of work performed in the Free State, resulting in a reduction in the rehabilitation liability.*
3. *Included in the December 2013 and March 2014 quarters are amounts relating to the restructuring at Hidden Valley and the voluntary retrenchment packages offered in South Africa.*
4. *This includes the cost relating to the Employee Share Ownership Plan (ESOP) awards that were granted in August 2012.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the period ended 31 March 2014 (Rand)

4. Earnings/(loss) and net asset value per share

	Quarter ended			Nine months ended		Year ended
	31 March 2014 (Unaudited)	31 December 2013 (Unaudited)	31 March 2013 (Unaudited) (Restated)*	31 March 2014 (Unaudited)	31 March 2013 (Unaudited) (Restated)*	30 June 2013 (Audited) (Restated)*
Weighted average number of shares (million)	433.3	432.9	431.8	433.0	431.6	431.9
Weighted average number of diluted shares (million)	434.6	433.4	432.8	434.4	432.8	432.7
Total earnings/(loss) per share (cents):						
Basic earnings/(loss)	7	(21)	(24)	(11)	266	(543)
Diluted earnings/(loss)	7	(21)	(24)	(11)	265	(543)
Headline earnings/(loss)	12	(21)	(42)	(4)	238	52
– from continuing operations	12	(21)	(51)	(4)	189	3
– from discontinued operations	–	–	9	–	49	49
Diluted headline earnings/(loss)	12	(21)	(42)	(4)	237	52
– from continuing operations	12	(21)	(51)	(4)	188	3
– from discontinued operations	–	–	9	–	49	49
Figures in million						
Reconciliation of headline earnings/(loss):						
Continuing operations						
Net profit/(loss)	31	(91)	(244)	(47)	834	(2 663)
Adjusted for:						
Impairment of investments[1]	–	–	39	7	88	88
Impairment of assets	29	–	–	29	–	2 733
Taxation effect on impairment of assets	(8)	–	–	(8)	–	(38)
Profit on sale of property, plant and equipment	–	–	(15)	–	(139)	(139)
Taxation effect of profit on sale of property, plant and equipment	–	–	–	–	31	31
Headline earnings/(loss)	**52**	**(91)**	**(220)**	**(19)**	**814**	**12**
Discontinued operations						
Net profit	–	–	143	–	314	314
Adjusted for:						
Profit on sale of investment in subsidiary[1]	–	–	(102)	–	(102)	(102)
Headline earnings	**–**	**–**	**41**	**–**	**212**	**212**
Total headline earnings/(loss)	**52**	**(91)**	**(179)**	**(19)**	**1 026**	**224**

[1] *There is no taxation effect on these items.*

Net asset value per share

	At 31 March 2014 (Unaudited)	At 31 December 2013	At 30 June 2013 (Audited) (Restated)*	At 31 March 2013 (Unaudited) (Restated)*
Number of shares in issue	435 693 819	435 693 819	435 289 890	435 257 691
Net asset value per share (cents)	7 259	7 337	7 405	8 185

* *The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

5. Investment in associate

Investment in associate includes Harmony's 10.38% share of Rand Refinery Proprietary Limited (Rand Refinery) results amounting to R17 million for the nine months ended 31 March 2014. Rand Refinery has not issued its audited results for its year ended 30 September 2013 and therefore Harmony's share of results has been based on unaudited management accounts.

Rand Refinery implemented a new Enterprise Resource Planning (ERP) system on 1 April 2013 to conduct its financial and management accounting. Since the implementation of the ERP software, the customisation of the software has been problematic with the result that Rand Refinery has not been able to reconcile certain accounts at 30 September 2013. Rand Refinery's management team is currently resolving the problems encountered with the ERP software and is in the process of investigating the transactions processed from 1 April 2013 on the ERP system to determine if any adjustments to their current financial records are required. At this stage, the Rand Refinery management team cannot be certain that the results in its management accounts are accurate.

6. Non-current assets and assets of disposal groups classified as held for sale

During the December 2013 quarter, a cash offer for Witwatersrand Consolidated Gold Resources Limited's (Wits Gold) entire share capital was made to all Wits Gold shareholders by Sibanye Gold Limited. Harmony has accepted the offer. Following this, the balance which represents Harmony's fair value stake in Wits Gold has been classified as a non-current asset held for sale (formerly classified as Investment in financial assets) under IFRS 5. See note 11 for developments after balance sheet date.

7. Borrowings

Two draw downs of US$30 million each were made from the US$300 million syndicated revolving credit facility during the September 2013 quarter. There were no draw downs subsequently and the drawn level remains at US$270 million. The weakening of the Rand against the US$ resulted in a foreign exchange translation loss of R144 million being recorded for the year to date, increasing the borrowings balance and Other expenses (net). The facility is repayable by September 2015.

Harmony refinanced its Nedbank revolving credit facility and entered into a new agreement for R1.3 billion revolving credit facility during the December 2013 quarter. At the same time management also agreed an amended set of covenants with the leader group, to give the group more long-term financial flexibility. The interest rate is equivalent to JIBAR + 350 basis points. The outstanding amount at 28 March 2014 of R467 million was repaid. The facility is available until December 2016.

8. Financial risk management activities

Fair value determination

The following table presents the group's assets and liabilities that are measured at fair value by level within the fair value hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

Level 3: Inputs for the asset that are not based on observable market data, (that is unobservable inputs).

Figures in million	At 31 March 2014 (Unaudited)	At 31 December 2013	At 30 June 2013 (Audited)	At 31 March 2013 (Unaudited)
Available-for-sale financial assets[1]*				
Level 1	51	46	44	44
Level 2	–	–	–	–
Level 3	4	4	5	96
Fair value through profit and loss[2]*				
Level 1	–	–	–	–
Level 2	768	934	1 041	1 043
Level 3	–	–	–	–

[1] Level 1 fair values are directly derived from actively traded shares on the JSE.

Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis to ensure that significant prolonged decline in the value of the investments has occurred. At the end of the 2013 financial year, the investment in Rand Refinery was reclassified as an investment in associate on obtaining significant influence.

[2] The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.

** Includes non-current assets or disposal groups held for sale where applicable.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

9. Commitments and contingencies

Figures in million	At 31 March 2014 (Unaudited)	At 31 December 2013	At 30 June 2013 (Audited)	At 31 March 2013 (Unaudited)
Capital expenditure commitments:				
Contracts for capital expenditure	245	322	416	594
Authorised by the directors but not contracted for	491	1 152	1 545	958
	736	**1 474**	**1 961**	**1 552**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's integrated annual report for the financial year ended 30 June 2013, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2013.

10. Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2013 quarter, Frank Abbott purchased 65 600 shares in the company.

11. Subsequent events

(a) On 14 April 2014 the consideration for the sale of Wits Gold was received.

(b) In April 2014, the Department of Mineral Resources approved the ground swap transaction between Joel mine and Sibanye Gold Limited's Beatrix mine. However, the execution of the agreements is still pending and therefore the transaction is not effective. The execution is expected by June 2014.

(c) During April 2014, the payment to employees was made for the second tranche of ESOP shares and SARs, following the vesting in March 2014.

12. Segment report

The segment report follows on page 19.

13. Reconciliation of segment information to condensed consolidated income statements and balance sheets

Figures in million	Nine months ended 31 March 2014 (Unaudited)	Nine months ended 31 March 2013 (Unaudited) (Restated)*
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	11 919	13 293
Total segment production costs	(8 973)	(9 042)
Production profit per segment report	2 946	4 251
Discontinued operations	–	(341)
Production profit from continuing operations	2 946	3 910
Cost of sales items, other than production costs and royalty expense	(2 174)	(1 768)
Gross profit as per income statements[1]	**772**	**2 142**

[1] *The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

Figures in million	At 31 March 2014 (Unaudited)	At 31 March 2013 (Unaudited) (Restated)*
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	821	832
Undeveloped property	5 139	5 139
Other non-mining assets	133	59
Wafi-Golpu assets	971	998
	7 064	**7 028**

** The nine months ended March 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details.*

	Production cost* 31 March		Production profit/(loss)* 31 March		Mining assets* 31 March		Capital expenditure# 31 March		Kilograms produced 31 March		Tonnes milled 31 March	
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	R million		R million		R million		R million		kg		t'000	
	1 363	1 186	103	(149)	3 539	3 354	366	272	3 341	2 052	857	499
	854	786	76	493	3 385	3 360	178	222	2 071	2 772	576	766
	786	730	166	130	4 622	4 512	264	242	2 213	1 851	431	379
	1 024	1 089	281	458	3 914	3 815	218	227	3 035	3 339	700	829
	742	740	161	550	1 040	1 005	122	124	2 102	2 777	514	658
	747	675	719	710	2 736	2 704	214	262	3 495	3 070	565	538
	513	448	527	178	844	930	88	92	2 419	1 348	190	144
	508	487	248	665	379	275	108	116	1 716	2 529	396	460
	452	429	170	218	662	663	62	57	1 446	1 386	310	332
	407	379	52	167	525	429	99	104	1 102	1 207	230	250
	735	746	226	406	469	385	33	222	2 215	2 533	7 841	7 365
	8 131	**7 695**	**2 729**	**3 826**	**22 115**	**21 432**	**1 752**	**1 940**	**25 155**	**24 864**	**12 610**	**12 220**
	842	814	217	84	3 221	6 368	89	368	2 363	1 922	1 476	1 387
	842	**814**	**217**	**84**	**3 221**	**6 368**	**89**	**368**	**2 363**	**1 922**	**1 476**	**1 387**
	8 973	**8 509**	**2 946**	**3 910**	**25 336**	**27 800**	**1 841**	**2 308**	**27 518**	**26 786**	**14 086**	**13 607**
	–	533	–	341	–	–	–	140	–	1 955	–	390
	–	**533**	**–**	**341**	**–**	**–**	**–**	**140**	**–**	**1 955**	**–**	**390**
	8 973	**9 042**	**2 946**	**4 251**	**25 336**	**27 800**	**1 841**	**2 448**	**27 518**	**28 741**	**14 086**	**13 997**
	–	(533)			7 064	7 028						
	8 973	**8 509**			**32 400**	**34 828**						

ounting policy. Refer to note 2 for details.

re spend on Wafi-Golpu of Rnil (2013: R403 million).

South Africa															
Underground production									Surface production						
Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Steyn 2	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley	Total Harmony
256	181	200	57	97	105	80	10	1 499	1 635	684	393	2 712	4 211	515	4 726
241	178	213	60	164	118	83	13	1 816	1 634	833	401	2 868	4 684	558	5 242
32 922	21 219	37 713	22 731	11 092	14 725	11 574	3 183	223 157	6 462	4 983	8 198	19 643	242 800	26 235	269 035
30 929	21 991	39 899	22 409	21 670	16 461	11 253	4 726	256 723	6 977	7 266	10 127	24 370	281 093	24 820	305 913
0.129	0.117	0.189	0.399	0.114	0.140	0.145	0.318	0.149	0.004	0.007	0.021	0.007	0.058	0.051	0.057
0.128	0.124	0.187	0.373	0.132	0.140	0.136	0.364	0.141	0.004	0.009	0.025	0.008	0.060	0.044	0.058
934	1 023	632	569	1 295	926	1 098	831	981	804	1 268	1 162	1 071	989	970	987
1 083	1 087	616	614	804	906	1 179	682	943	858	1 100	978	980	947	972	949
120	120	119	227	148	130	159	265	146	3	9	24	8	57	49	56
139	134	115	229	106	126	160	248	133	4	10	25	8	57	43	55
31 604	20 384	33 276	21 830	12 539	14 146	10 192	3 054	221 968	7 073	5 080	10 320	22 473	244 441	28 903	273 344
32 440	23 052	44 497	23 470	21 895	17 265	12 539	4 951	270 517	5 787	7 202	8 649	21 638	292 155	22 859	315 014
41 025	26 453	43 081	28 267	16 281	18 348	13 182	3 928	287 557	9 027	6 558	13 142	28 727	316 284	37 471	353 755
41 347	29 381	56 902	29 906	27 975	22 002	16 033	6 311	345 085	7 437	9 579	11 176	28 192	373 277	29 013	402 290
30 741	21 715	23 818	12 936	14 364	13 637	12 711	2 645	219 005	5 193	6 319	9 525	21 037	240 042	25 443	265 485
33 483	23 903	24 570	13 760	17 416	14 913	13 265	3 222	242 195	5 987	7 993	9 904	23 884	266 079	24 121	290 200
(1 458)	(891)	(3 399)	(982)	333	(589)	(1 821)	(98)	(2 074)	506	(38)	1 639	2 107	33	2 863	2 896
2 232	1 622	5 105	1 222	(621)	949	2 772	301	19 196	(1 094)	14	(1 351)	(2 431)	16 765	(2 049)	14 716
29 283	20 824	20 419	11 954	14 697	13 048	10 890	2 547	216 931	5 699	6 281	11 164	23 144	240 075	28 306	268 381
35 715	25 525	29 675	14 982	16 795	15 862	16 037	3 523	261 391	4 893	8 007	8 553	21 453	282 844	22 072	304 916
11 742	5 629	22 662	16 313	1 584	5 300	2 292	1 381	70 626	3 328	277	1 978	5 583	76 209	9 165	85 374
5 632	3 856	27 227	14 924	11 180	6 140	(4)	2 788	83 694	2 544	1 572	2 623	6 739	90 433	6 941	97 374
6 592	3 985	8 136	2 271	2 617	1 895	2 502	50	50 669	64	266	506	836	51 505	1 960	53 465
7 780	4 009	6 343	2 887	3 748	2 436	3 633	63	59 785	92	243	1 246	1 581	61 366	1 885	63 251
946	1 028	627	564	1 192	942	1 087	848	991	806	1 236	1 095	1 036	996	955	992
1 131	1 141	684	666	795	946	1 299	739	996	846	1 112	1 015	1 002	996	969	994
1 193	1 274	907	640	1 346	1 126	1 368	913	1 247	815	1 336	1 181	1 101	1 233	1 143	1 224
1 409	1 376	854	742	921	1 147	1 618	811	1 231	861	1 187	1 210	1 109	1 222	1 209	1 222

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation) (Unaudited)

Figures in million	Quarter ended 31 March 2014	Quarter ended 31 December 2013	Quarter ended 31 March 2013 (Restated)*	Nine months ended 31 March 2014	Nine months ended 31 March 2013 (Restated)*	Year ended 30 June 2013 (Restated)*
Continuing operations						
Revenue	354	402	395	1 158	1 442	1 803
Cost of sales	(332)	(377)	(365)	(1 082)	(1 194)	(1 829)
Production costs	(268)	(305)	(300)	(871)	(988)	(1 283)
Amortisation and depreciation	(44)	(56)	(52)	(157)	(171)	(227)
Impairment of assets	(3)	–	–	(3)	–	(274)
Other items	(17)	(16)	(13)	(51)	(35)	(45)
Gross profit/(loss)	**22**	**25**	**30**	**76**	**248**	**(26)**
Corporate, administration and other expenditure	(10)	(10)	(14)	(31)	(39)	(53)
Social investment expenditure	(1)	(2)	(3)	(7)	(8)	(14)
Exploration expenditure	(8)	(11)	(18)	(33)	(53)	(76)
Profit on sale of property, plant and equipment	–	–	2	–	16	16
Other expenses (net)	(2)	(14)	(15)	(16)	(21)	(40)
Operating profit/(loss)	**1**	**(12)**	**(18)**	**(11)**	**143**	**(193)**
Profit from associates	1	–	–	2	–	–
Impairment of investments	–	–	(4)	(1)	(10)	(10)
Net gain on financial instruments	2	4	2	13	21	20
Investment income	6	5	5	15	14	21
Finance cost	(5)	(6)	(7)	(17)	(22)	(29)
Profit/(loss) before taxation	**5**	**(9)**	**(22)**	**1**	**146**	**(191)**
Taxation	(2)	(1)	(26)	(5)	(49)	(69)
Normal taxation	2	–	(14)	(2)	(41)	(31)
Deferred taxation	(4)	(1)	(12)	(3)	(8)	(38)
Net profit/(loss) from continuing operations	**3**	**(10)**	**(48)**	**(4)**	**97**	**(260)**
Discontinued operations						
Profit from discontinued operations	–	–	16	–	36	36
Net profit/(loss) for the period	**3**	**(10)**	**(32)**	**(4)**	**133**	**(224)**
Attributable to:						
Owners of the parent	3	(10)	(32)	(4)	133	(224)
Earnings/(loss) per ordinary share (cents)						
Earnings/(loss) from continuing operations	1	(2)	(6)	(1)	22	(60)
Earnings from discontinued operations	–	–	4	–	8	8
Total earnings/(loss)	**1**	**(2)**	**(2)**	**(1)**	**30**	**(52)**
Diluted earnings/(loss) per ordinary share (cents)						
Earnings/(loss) from continuing operations	1	(2)	(6)	(1)	22	(60)
Earnings from discontinued operations	–	–	4	–	8	8
Total diluted earnings/(loss)	**1**	**(2)**	**(2)**	**(1)**	**30**	**(52)**

** The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The currency conversion average rates for the quarter ended: March 2014: US$1 = R10.83 (December 2013: US$1 = R10.12, March 2013: US$1 = R8.92). For year ended: June 2013: US$1 = R8.82. Nine months ended: March 2014: US$1 = R10.30 (March 2013: US$1 = R8.61).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation) (Unaudited)

Figures in million	Quarter ended 31 March 2014	Quarter ended 31 December 2013	Quarter ended 31 March 2013 (Restated)*	Nine months ended 31 March 2014	Nine months ended 31 March 2013 (Restated)*	Year ended 30 June 2013 (Restated)*
Net profit/(loss) for the period	3	(10)	(32)	(4)	133	(224)
Other comprehensive (loss)/income for the period, net of income tax	(39)	38	57	(71)	84	83
Foreign exchange translation	(39)	37	58	(72)	83	84
Movements on investments	–	1	(1)	1	1	(1)
Total comprehensive (loss)/income for the period	**(36)**	**28**	**25**	**(75)**	**217**	**(141)**
Attributable to:						
Owners of the parent	(36)	28	25	(75)	217	(141)

* *The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The currency conversion average rates for the quarter ended: March 2014: US$1 = R10.83 (December 2013: US$1 = R10.12, March 2013: US$1 = R8.92). For year ended: June 2013: US$1 = R8.82. Nine months ended: March 2014: US$1 = R10.30 (March 2013: US$1 = R8.61).

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the nine months ended 31 March 2014 (Convenience translation) (Unaudited)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2013 as previously reported	2 682	328	49	3 059
Restatement for IFRIC 20	–	(2)	(7)	(9)
Restated balance – 30 June 2013	2 682	326	42	3 050
Share-based payments	–	19	–	19
Net loss for the period	–	–	(4)	(4)
Other comprehensive loss for the period	–	(69)	–	(69)
Balance – 31 March 2014	**2 682**	**276**	**38**	**2 996**
Balance – 30 June 2012 as previously reported	3 074	265	359	3 698
Restatement for IFRIC 20	–	(2)	(10)	(12)
Restated balance – 30 June 2012	3 074	263	349	3 686
Share-based payments	–	23	–	23
Net profit for the period	–	–	125	125
Other comprehensive income for the period	–	79	–	79
Dividends paid	–	–	(47)	(47)
Balance – 31 March 2013	**3 074**	**365**	**427**	**3 866**

The currency conversion closing rates for the period ended 31 March 2014: US$1 = R10.56 (2013: US$1 = R9.22).

Note on convenience translations

Except where specific statements have been extracted from 2013 Annual Financial Statements, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 22 to 26.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Unaudited) (Convenience translation)

Figures in million	At 31 March 2014	At 31 December 2013	At 30 June 2013 (Restated)*	At 31 March 2013 (Restated)*
ASSETS				
Non-current assets				
Property, plant and equipment	3 068	3 123	3 279	3 778
Intangible assets	208	210	220	238
Restricted cash	4	4	4	4
Restricted investments	211	209	206	222
Deferred tax assets	8	9	10	71
Investments in associates	12	11	11	–
Investments in financial assets	–	–	5	15
Inventories	5	6	6	6
Trade and other receivables	–	–	–	1
Total non-current assets	**3 516**	**3 572**	**3 741**	**4 335**
Current assets				
Inventories	124	136	142	130
Trade and other receivables	85	110	116	161
Income and mining taxes	13	10	13	–
Restricted cash	1	1	–	–
Cash and cash equivalents	190	222	209	336
	413	479	480	627
Assets of disposal groups classified as held for sale	5	4	–	–
Total current assets	**418**	**483**	**480**	**627**
Total assets	**3 934**	**4 055**	**4 221**	**4 962**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	2 682	2 708	2 837	3 074
Other reserves	276	313	347	365
Retained earnings	38	36	45	427
Total equity	**2 996**	**3 057**	**3 229**	**3 866**
Non-current liabilities				
Deferred tax liabilities	287	287	303	352
Provision for environmental rehabilitation	191	193	200	213
Retirement benefit obligation	19	19	19	20
Other provisions	6	7	5	5
Borrowings	269	313	226	243
Total non-current liabilities	**772**	**819**	**753**	**833**
Current liabilities				
Borrowings	–	–	28	31
Income and mining taxes	–	–	–	10
Trade and other payables	166	179	211	222
	166	179	239	263
Liabilities of disposal groups classified as held for sale	–	–	–	–
Total current liabilities	**166**	**179**	**239**	**263**
Total equity and liabilities	**3 934**	**4 055**	**4 221**	**4 962**

** The comparative periods have been due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The balance sheet for March 2014 converted at a conversion rate of US$1 = R10.56 (December 2013: US$1 = R10.46, June 2013: US$1 = R9.98, March 2013 : US$1 = R9.22).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation) (Unaudited)

Figures in million	Quarter ended 31 March 2014	Quarter ended 31 December 2013	Quarter ended 31 March 2013	Nine months ended 31 March 2014	Nine months ended 31 March 2013	Year ended 30 June 2013
Cash flow from operating activities						
Cash generated by operations	70	69	23	164	341	359
Interest and dividends received	3	3	4	9	10	16
Interest paid	(4)	(2)	(3)	(9)	(10)	(14)
Income and mining taxes paid	–	(3)	(8)	(3)	(21)	(33)
Cash generated by operating activities	**69**	**67**	**16**	**161**	**320**	**328**
Cash flow from investing activities						
Restricted cash transferred from disposal group	–	–	28	–	–	–
Proceeds on disposal of investment in subsidiary	–	–	142	–	146	139
Purchase of investments	–	–	(4)	–	(8)	(9)
Other investing activities	–	–	–	(1)	–	(1)
Net additions to property, plant and equipment[1]	(55)	(62)	(94)	(179)	(315)	(414)
Cash (utilised)/generated by investing activities	**(55)**	**(62)**	**72**	**(180)**	**(177)**	**(285)**
Cash flow from financing activities						
Borrowings raised	–	–	–	59	79	80
Borrowings repaid	(43)	–	–	(45)	(21)	(35)
Dividends paid	–	–	(24)	–	(51)	(50)
Cash (utilised)/generated by financing activities	**(43)**	**–**	**(24)**	**14**	**7**	**(5)**
Foreign currency translation adjustments	**(3)**	**(11)**	**(23)**	**(14)**	**(30)**	**(45)**
Net (decrease)/increase in cash and cash equivalents	(32)	(6)	41	(19)	120	(7)
Cash and cash equivalents – beginning of period	222	228	295	209	216	216
Cash and cash equivalents – end of period	**190**	**222**	**336**	**190**	**336**	**209**

[1] *The 2013 year includes capital expenditure for Wafi-Golpu and other international projects of US$40 million, the March 2013 quarter US$17 million and the nine months ended 31 March 2013 US$25 million.*

The currency conversion average rates for the quarter ended: March 2014: US$1 = R10.83 (December 2013: US$1 = R10.12, March 2013: US$1 = R8.92). For year ended: June 2013: US$1 = R8.82. Nine months ended: March 2014: US$1 = R10.30 (March 2013: US$1 = R8.61).

Closing balance translated to closing rates of: March 2014: US$1 = R10.56 (December 2013: US$1 = R10.46, June 2013: US$1 = R9.98, March 2013: US$1 = R9.22).

The cash flow statement for the year ended 30 June 2013 has been extracted from the 2013 Annual Report.

Production cost* 31 March 2014 US$ million	Production cost* 31 March 2013 US$ million	Production profit/(loss)* 31 March 2014 US$ million	Production profit/(loss)* 31 March 2013 US$ million	Mining assets* 31 March 2014 US$ million	Mining assets* 31 March 2013 US$ million	Capital expenditure# 31 March 2014 US$ million	Capital expenditure# 31 March 2013 US$ million	Ounces produced 31 March 2014 oz	Ounces produced 31 March 2013 oz	Tons milled 31 March 2014 t'000	Tons milled 31 March 2013 t'000
132	138	10	(18)	335	364	36	32	107 416	65 973	945	550
83	91	7	58	320	365	17	26	66 583	89 121	634	845
76	85	16	15	438	490	26	28	71 149	59 511	475	418
99	126	28	54	371	414	21	26	97 577	107 351	772	914
72	86	16	64	98	109	12	14	67 580	89 282	567	726
73	78	69	83	259	293	21	30	112 367	98 703	624	593
50	52	51	21	80	101	9	11	77 773	43 339	209	157
49	57	24	77	36	30	10	13	55 171	81 309	436	507
44	50	16	25	63	72	6	7	46 490	44 561	342	366
40	44	5	19	50	47	10	12	35 430	38 806	254	275
71	86	23	47	44	42	3	26	71 213	81 438	8 647	8 122
789	**893**	**265**	**445**	**2 094**	**2 327**	**171**	**225**	**808 749**	**799 394**	**13 905**	**13 473**
82	95	22	9	305	691	9	43	75 972	61 794	1 628	1 529
82	**95**	**22**	**9**	**305**	**691**	**9**	**43**	**75 972**	**61 794**	**1 628**	**1 529**
871	**988**	**287**	**454**	**2 399**	**3 018**	**180**	**268**	**884 721**	**861 188**	**15 533**	**15 002**
–	62	–	39	–	–	–	16	–	62 855	–	430
–	**62**	**–**	**39**	**–**	**–**	**–**	**16**	**–**	**62 855**	**–**	**430**
871	**1 050**	**287**	**493**	**2 399**	**3 018**	**180**	**284**	**884 721**	**924 043**	**15 533**	**15 432**

unting policy. Refer to note 2 of the Rand financial statements for details.
re spend on Wafi-Golpu of US$nil (2013: US$47 million).

DEVELOPMENT RESULTS (Metric)

Quarter ending March 2014

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	331	292	7.91	154.93	1 225
B Reef	155	128	106.02	1.72	182
All Reefs	**486**	**420**	**37.81**	**24.00**	**907**
Phakisa					
Basal	328	332	92.39	11.87	1 097
All Reefs	**328**	**332**	**92.39**	**11.87**	**1 097**
Total Bambanani (Incl. Bambanani, Steyn 2)					
Basal	–	–	–	–	–
All Reefs	**–**	**–**	**–**	**–**	**–**
Doornkop					
South Reef	187	201	46.00	18.17	836
All Reefs	**187**	**201**	**46.00**	**18.18**	**836**
Kusasalethu					
VCR Reef	480	292	96.00	8.18	785
All Reefs	**480**	**292**	**96.00**	**8.18**	**785**
Total Target (incl. Target 1 & Target 3)					
Elsburg	336	289	147.33	6.75	994
Basal	134	74	8.08	127.83	1 033
A Reef	120	50	120.16	7.50	901
B Reef	169	104	60.62	18.28	1 108
All Reefs	**759**	**517**	**107.33**	**9.44**	**1 013**
Masimong 5					
Basal	481	430	40.73	21.24	865
B Reef	131	144	68.63	16.19	1 111
All Reefs	**612**	**574**	**47.72**	**19.42**	**927**
Unisel					
Basal	405	340	120.44	15.31	1 844
Leader	476	344	179.97	4.56	821
All Reefs	**881**	**684**	**150.38**	**8.84**	**1 329**
Joel					
Beatrix	118	111	118.00	10.14	1 197
All Reefs	**118**	**111**	**118.00**	**10.15**	**1 197**
Total Harmony					
Basal	1 679	1 468	62.70	19.53	1 224
Beatrix	118	111	118.00	10.15	1 197
Leader	476	344	179.97	4.56	821
B Reef	455	376	79.14	10.03	794
A Reef	120	50	120.16	7.50	901
Elsburg	336	289	147.33	6.75	994
South Reef	187	201	46.00	18.18	836
VCR	480	292	96.00	8.18	785
All Reefs	**3 852**	**3 131**	**90.28**	**11.46**	**1 035**

DEVELOPMENT RESULTS (Imperial)

Quarter ending March 2014

	Reef (feet)	Sampled (feet)	Channel Width (inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	1 085	958	3.00	4.69	14
B Reef	508	420	42.00	0.05	2
All Reefs	**1 593**	**1 378**	**15.00**	**0.69**	**10**
Phakisa					
Basal	1 077	1 089	36.00	0.35	13
All Reefs	**1 077**	**1 089**	**36.00**	**0.35**	**13**
Total Bambanani (Incl. Bambanani, Steyn 2)					
Basal	–	–	–	–	–
All Reefs	**–**	**–**	**–**	**–**	**–**
Doornkop					
South Reef	614	659	18.00	0.53	10
All Reefs	**614**	**659**	**18.00**	**0.53**	**10**
Kusasalethu					
VCR Reef	1 576	958	38.00	0.24	9
All Reefs	**1 576**	**958**	**38.00**	**0.24**	**9**
Total Target (incl. Target 1 & Target 3)					
Elsburg	1 101	948	58.00	0.20	11
Basal	441	243	3.00	3.95	12
A Reef	395	164	47.00	0.22	10
B Reef	554	341	24.00	0.53	13
All Reefs	**2 490**	**1 696**	**42.00**	**0.28**	**12**
Masimong 5					
Basal	1 578	1 411	16.00	0.62	10
B Reef	431	472	27.00	0.47	13
All Reefs	**2 009**	**1 883**	**19.00**	**0.56**	**11**
Unisel					
Basal	1 327	1 115	47.00	0.45	21
Leader	1 562	1 129	71.00	0.13	9
All Reefs	**2 889**	**2 244**	**59.00**	**0.26**	**15**
Joel					
Beatrix	388	364	46.00	0.30	14
All Reefs	**388**	**364**	**46.00**	**0.30**	**14**
Total Harmony					
Basal	5 509	4 816	25.00	0.56	14
Beatrix	388	364	46.00	0.30	14
Leader	1 562	1 129	71.00	0.13	9
B Reef	1 492	1 234	31.00	0.29	9
A Reef	395	164	47.00	0.22	10
Elsburg	1 101	948	58.00	0.20	11
South Reef	614	659	18.00	0.53	10
VCR	1 576	958	38.00	0.24	9
All Reefs	**12 636**	**10 272**	**36.00**	**0.33**	**12**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director

CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 (0)11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Email: HarmonyIR@harmony.co.za

Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 (0)86 154 6572
Fax: +27 (0)86 674 4381

ADR Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 (0)11 507 0300
Fax: +27 (0)11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

Harmony's Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2013 are available on our website at **www.harmony.co.za/investors**

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

CONTENTS

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and Reserves South Africa: Jaco Boshoff, Pr. Sci. Nat., who has 18 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 25 years relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Mineral Resource and Reserve information as at 30 June 2013 have not changed.

Message from the chief executive officer

1. SAFETY

Safe mining remains at the core of our values. The unprecedented and tragic safety accidents of the quarter under review have led to various actions and initiatives to reinforce our safety practices and behaviour – one being an external review of Harmony's safety and health strategy, which is scheduled to be completed during May 2014.

During the quarter we reported on the various safety accidents extensively (see http://www.harmony.co.za/investors/news-and-events/company-announcements-2/announcements-2014). More information on how we approach safety at Harmony can be found in our safety fact sheet at: http://www.harmony.co.za/investors/news-and-events/fact-sheets.

2. OPERATIONAL RESULTS

Gold production for the March 2014 quarter decreased by 12% to 8 368kg, from 9 515kg in the December 2013 quarter. Production stoppages at Doornkop due to the accident in February 2014, flooding of the shaft bottom at Joel and a slower turnaround and technical issues at Kusasalethu were the main contributors to lower production quarter on quarter.

Production at Steyn 2 was suspended six months earlier than the planned life of mine, due to increased seismicity in the working areas.

Harmony's underground recovered grade increased for a third consecutive quarter. Quarter on quarter, underground recovered grade was 5% higher at 5.10g/t (4.85g/t in the December 2013 quarter). The underground operations recorded a production profit of R765 million.

The following operations showed an increase in production:

- *Tshepong (+62kg),* mainly as a result of a 6% increase in tonnes milled;
- *Phakisa (+46kg),* due to a 6% increase in the recovered grade to 5.45g/t for the March 2014 quarter;
- *Hidden Valley (+44kg)* increased recovered grade by 14% to 1.75g/t for the March 2014 quarter. The increase in grade was partially offset by an 8% decrease in tonnes milled quarter on quarter; and
- *Bambanani and Target 3* also increased production.

Gold production decreased at the following operations, when compared to the December 2013 quarter:

- *Doornkop (–438kg)* production was affected by the accident in February 2014. Rehabilitation work is currently taking place on 192 level with the aim of re-establishing the working area for production;
- *Joel (–329kg)* production was hampered by flooding of the shaft bottom, resulting in 61 000 tonnes less milled than in the previous quarter;
- *Kusasalethu (–211kg)* experienced production losses due to safety stoppages and water availability during the quarter and milled 25% less tonnes than in the December 2013 quarter. The decrease in tonnes was, however, partially offset by a 9% increase in the recovered grade to 4.11g/t;
- *Dumps (–71kg)* milled 135 000 tonnes less than in the December 2013 quarter and the recovered grade decreased to 0.25g/t, compared to 0.30g/t in the previous quarter;
- *Target 1 (–68kg)* milled 12 000 tonnes less than in the December 2013 quarter;
- *Kalgold (–60kg)* was affected by a lower than expected grade and excessive rain delaying blasting in higher grade blocks; and
- *Masimong and Steyn 2 also* had lower gold production.

Lower gold production resulted in a 6% decrease in the company's production profit for the March 2014 quarter (from R986 million in the December 2013 quarter to R924 million in the March 2014 quarter).

The rand gold price received increased by 8% to R450 528/kg in the March 2014 quarter, compared to R415 532/kg in the December 2013 quarter. The rand weakened by 7% against the US dollar to R10.83/US$, from R10.12/US$ in the December 2013 quarter. There was a slight increase in the dollar gold price received quarter on quarter (from US$1 277/oz in the previous quarter to US$1 294/oz in the March 2014 quarter).

Cash operating costs decreased by 2% (to R2.87 billion) in the March 2014 quarter. The decrease is mainly attributed to a decrease in consumables for the South African operations. Capital expenditure for the March 2014 quarter decreased by 10% to R579 million, compared to R640 million in the December 2013 quarter.

Lower gold production resulted in a 7% increase in all-in sustaining unit costs to R426 221/kg.

3. FINANCIAL RESULTS

Gross profit

The 13% decrease in the gold sold was partially offset by the higher average gold price received, resulting in revenue decreasing by only 6%, while production costs were lower mainly due to inventory movements and cost savings. As a result gross profit was at a similar level compared to the previous quarter.

Net profit/(loss)

The net profit for the March 2014 quarter was R31 million, compared to a net loss of R91 million in the December 2013 quarter, mainly due to a smaller foreign exchange translation loss recorded on the US$-denominated loan. The profit in the current quarter was achieved after expensing R29 million on the impairment of Steyn 2 and R90 million on employment retrenchment and restructuring costs.

Impairment of assets

An impairment of R29 million was recorded on Steyn 2 following the decision to cease mining at the operation.

Other expenses (net)

Included in other expenses (net) in the March 2014 quarter is a loss of R29 million (December 2013 quarter R111 million) for the foreign exchange movement on the US$-denominated syndicated loan, resulting from the Rand weakening during the quarter.

Borrowings

A repayment of the drawn amount on the R1.3 billion Nedbank Revolving Credit Facility of R467 million was made at the end of the March 2014 quarter and is now fully repaid. The only outstanding debt is the US$270 million drawn under the US$300 million syndicated revolving credit facility.

Earnings/loss per share

The earnings per share of 7 SA cents in the March 2014 quarter increased from the loss per share of 21 SA cents in the December 2013 quarter.

Employee Share Option Plan (ESOP) share vesting

The vesting of the second tranche of Scheme Shares and Share Appreciation Rights awarded to qualifying employees took place during March 2014. Payments to all eligible employees were made in April 2014.

4. NEW CHIEF OPERATING OFFICER APPOINTED

Alwyn Pretorius was appointed as Harmony's new Chief Operating Officer on 3 March 2014. Alwyn joined Harmony during its merger with ARMgold in 2003. He has been an executive of Harmony since 2007 and holds degrees in both BSc Mining Engineering and BSc Industrial Engineering. With 20 years of underground deep-level gold mining experience in different supervisory and management positions, supported by three regional managers and several general managers, we are confident that Alwyn will lead the change in operational improvement in South Africa.

5. GOOD PROGRESS AT WAFI-GOLPU

Study work during the quarter continued to evaluate underground access options and a substantially lower capital expenditure development option for Wafi-Golpu. Drilling completed at Golpu during the quarter is expected to have a positive impact on the grade of the upper mining block due to an increase in the volume of the higher grade hornblende porphyry compared with the previous estimate. Drilling has also confirmed continuity of porphyry and high grade mineralisation in the lower mining block.

Results from two holes were received during the quarter. WR499 was a long section hole drilled from north to south that confirmed the northern boundary of the deposit and demonstrated the continuity of higher grade porphyry mineralisation through and well below the existing resource. WR504 was a west to east cross section hole that confirmed the fault structures controlling the distribution of higher grade in the deposit. These include:

- WR499* – 1 247m @ 1.0g/t Au and 1.2% Cu from 966m, including 560m @ 1.9g/t Au and 2.1% Cu from 1 252m;
- WR504 – 1 369m @ 1.1g/t Au and 1.7% Cu from 399m, including 428m @ 2.2g/t Au and 2.9% Cu from 1 191m.

**Partial result reported last quarter.*

The surface drilling program at Golpu is now complete for the 2014 financial year. Results from the last two holes WR499 and WR504 are being incorporated into a new planning model for integration into the ongoing study.

6. IN CONCLUSION

Various structural changes have been effected which will aid in the pro-active management of unplanned events which have negatively impacted on our production. In parallel, our revised planning strategy will shift the focus toward de-bottlenecking and optimisation, and should also result in an increase in the Company's margins. We remain committed to increasing our profits and cash flow to enable us to pay dividends in future.

Graham Briggs
Chief Executive Officer

South Africa															
Underground production									Surface production						
Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Steyn 2	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley	Total Harmony
232	**164**	**181**	**52**	**88**	**95**	**73**	**9**	**1 360**	**1 483**	**620**	**356**	**2 459**	**3 819**	**467**	**4 286**
219	161	193	54	149	107	75	12	1 647	1 482	755	364	2 601	4 248	506	4 754
1 024	**660**	**1 173**	**707**	**345**	**458**	**360**	**99**	**6 941**	**201**	**155**	**255**	**611**	**7 552**	**816**	**8 368**
962	684	1 241	697	674	512	350	147	7 985	217	226	315	758	8 743	772	9 515
32 922	**21 219**	**37 713**	**22 731**	**11 092**	**14 725**	**11 574**	**3 183**	**223 157**	**6 462**	**4 983**	**8 198**	**19 643**	**242 800**	**26 235**	**269 035**
30 929	21 991	39 899	22 409	21 670	16 461	11 253	4 726	256 723	6 977	7 266	10 127	24 370	281 093	24 820	305 913
4.41	**4.02**	**6.48**	**13.60**	**3.92**	**4.82**	**4.93**	**11.00**	**5.10**	**0.14**	**0.25**	**0.72**	**0.25**	**1.98**	**1.75**	**1.95**
4.39	4.25	6.43	12.91	4.52	4.79	4.67	12.25	4.85	0.15	0.30	0.87	0.29	2.06	1.53	2.00
325 056	**356 248**	**219 864**	**198 116**	**450 803**	**322 395**	**382 311**	**289 313**	**341 644**	**279 746**	**441 426**	**404 459**	**372 810**	**344 166**	**337 621**	**343 527**
352 244	353 671	200 373	199 795	261 521	294 779	383 566	221 871	306 967	279 221	357 916	318 184	318 876	308 000	316 206	308 665
934	**1 023**	**632**	**569**	**1 295**	**926**	**1 098**	**831**	**981**	**804**	**1 268**	**1 162**	**1 071**	**989**	**970**	**987**
1 083	1 087	616	614	804	906	1 179	682	943	858	1 100	978	980	947	972	949
1 435	**1 434**	**1 425**	**2 694**	**1 767**	**1 554**	**1 885**	**3 182**	**1 744**	**38**	**110**	**290**	**93**	**681**	**590**	**671**
1 547	1 503	1 288	2 579	1 183	1 411	1 790	2 718	1 488	41	107	275	93	634	482	618
983	**634**	**1 035**	**679**	**390**	**440**	**317**	**95**	**6 904**	**220**	**158**	**321**	**699**	**7 603**	**899**	**8 502**
1 009	717	1 384	730	681	537	390	154	8 414	180	224	269	673	9 087	711	9 798
31 604	**20 384**	**33 276**	**21 830**	**12 539**	**14 146**	**10 192**	**3 054**	**221 968**	**7 073**	**5 080**	**10 320**	**22 473**	**244 441**	**28 903**	**273 344**
32 440	23 052	44 497	23 470	21 895	17 265	12 539	4 951	270 517	5 787	7 202	8 649	21 638	292 155	22 859	315 014
444 215	**286 428**	**466 477**	**306 068**	**176 285**	**198 666**	**142 729**	**42 531**	**3 113 603**	**97 738**	**71 013**	**142 303**	**311 054**	**3 424 657**	**405 728**	**3 830 385**
418 452	297 349	575 876	302 668	283 124	222 669	162 260	63 875	3 492 439	75 268	96 949	113 108	285 325	3 777 764	293 622	4 071 386
332 857	**235 124**	**257 900**	**140 068**	**155 527**	**147 657**	**137 632**	**28 642**	**2 371 351**	**56 229**	**68 421**	**103 137**	**227 787**	**2 599 138**	**275 499**	**2 874 637**
338 859	241 911	248 663	139 257	176 265	150 927	134 248	32 615	2 451 132	60 591	80 889	100 228	241 708	2 692 840	244 111	2 936 951
(15 785)	**(9 651)**	**(36 805)**	**(10 628)**	**3 609**	**(6 375)**	**(19 718)**	**(1 061)**	**(22 442)**	**5 483**	**(415)**	**17 747**	**22 815**	**373**	**30 997**	**31 370**
22 591	16 418	51 668	12 367	(6 288)	9 603	28 051	3 043	194 268	(11 068)	143	(13 675)	(24 600)	169 668	(20 733)	148 935
317 072	**225 473**	**221 095**	**129 440**	**159 136**	**141 282**	**117 914**	**27 581**	**2 348 909**	**61 712**	**68 006**	**120 884**	**250 602**	**2 599 511**	**306 496**	**2 906 007**
361 450	258 329	300 331	151 624	169 977	160 530	162 299	35 658	2 645 400	49 523	81 032	86 553	217 108	2 862 508	223 378	3 085 886
127 143	**60 955**	**245 382**	**176 628**	**17 149**	**57 384**	**24 815**	**14 950**	**764 694**	**36 026**	**3 007**	**21 419**	**60 452**	**825 146**	**99 232**	**924 378**
57 002	39 020	275 545	151 044	113 147	62 139	(39)	28 217	847 039	25 745	15 917	26 555	68 217	915 256	70 244	985 500
11 742	**5 629**	**22 662**	**16 313**	**1 584**	**5 300**	**2 292**	**1 381**	**70 626**	**3 328**	**277**	**1 978**	**5 583**	**76 209**	**9 165**	**85 374**
5 632	3 856	27 227	14 924	11 180	6 140	(4)	2 788	83 694	2 544	1 572	2 623	6 739	90 433	6 941	97 374
71 374	**43 154**	**88 100**	**24 585**	**28 339**	**20 524**	**27 095**	**536**	**548 645**	**696**	**2 877**	**5 478**	**9 051**	**557 696**	**21 225**	**578 921**
78 740	40 571	64 190	29 220	37 936	24 652	36 768	641	605 051	931	2 463	12 607	16 001	621 052	19 082	640 134
6 592	**3 985**	**8 136**	**2 271**	**2 617**	**1 895**	**2 502**	**50**	**50 669**	**64**	**266**	**506**	**836**	**51 505**	**1 960**	**53 465**
7 780	4 009	6 343	2 887	3 748	2 436	3 633	63	59 785	92	243	1 246	1 581	61 366	1 885	63 251
329 294	**357 868**	**218 341**	**196 480**	**414 909**	**328 059**	**378 538**	**295 225**	**345 144**	**280 602**	**430 417**	**381 105**	**360 620**	**346 691**	**335 115**	**345 467**
367 910	371 109	222 422	216 640	258 728	307 717	422 833	240 307	323 996	275 126	361 752	330 343	326 029	324 163	316 287	323 591
946	**1 028**	**627**	**564**	**1 192**	**942**	**1 087**	**848**	**991**	**806**	**1 236**	**1 095**	**1 036**	**996**	**955**	**992**
1 131	1 141	684	666	795	946	1 299	739	996	846	1 112	1 015	1 002	996	969	994
415 208	**443 606**	**315 767**	**222 756**	**468 583**	**391 820**	**476 358**	**317 846**	**434 202**	**283 766**	**465 069**	**411 143**	**383 242**	**429 210**	**400 943**	**426 221**
458 501	447 878	278 028	241 303	299 632	373 246	526 404	263 910	400 445	280 299	386 310	393 782	360 943	397 713	394 820	397 503
1 193	**1 274**	**907**	**640**	**1 346**	**1 126**	**1 368**	**913**	**1 247**	**815**	**1 336**	**1 181**	**1 101**	**1 233**	**1 143**	**1 224**
1 409	1 376	854	742	921	1 147	1 618	811	1 231	861	1 187	1 210	1 109	1 222	1 209	1 222

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

Figures in million	Note	Quarter ended 31 March 2014 (Unaudited)	Quarter ended 31 December 2013 (Unaudited)	Quarter ended 31 March 2013 (Unaudited) (Restated)*	Nine months ended 31 March 2014 (Unaudited)	Nine months ended 31 March 2013 (Unaudited) (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Continuing operations							
Revenue		3 830	4 071	3 528	11 919	12 419	15 902
Cost of sales	3	(3 595)	(3 817)	(3 260)	(11 147)	(10 277)	(16 448)
Production costs		(2 906)	(3 086)	(2 675)	(8 973)	(8 509)	(11 321)
Amortisation and depreciation		(475)	(565)	(468)	(1 617)	(1 470)	(2 001)
Impairment of assets		(29)	–	–	(29)	–	(2 733)
Other items		(185)	(166)	(117)	(528)	(298)	(393)
Gross profit/(loss)		**235**	**254**	**268**	**772**	**2 142**	**(546)**
Corporate, administration and other expenditure		(109)	(102)	(121)	(319)	(338)	(465)
Social investment expenditure		(8)	(21)	(25)	(67)	(70)	(127)
Exploration expenditure		(90)	(112)	(157)	(344)	(454)	(673)
Profit on sale of property, plant and equipment		–	–	15	–	139	139
Other expenses (net)	7	(22)	(140)	(138)	(161)	(182)	(350)
Operating profit/(loss)		**6**	**(121)**	**(158)**	**(119)**	**1 237**	**(2 022)**
Profit from associates		10	4	–	17	–	–
Impairment of investments		–	–	(39)	(7)	(88)	(88)
Net gain on financial instruments		25	39	15	138	181	173
Investment income		64	50	47	159	118	185
Finance cost		(59)	(57)	(65)	(176)	(198)	(256)
Profit/(loss) before taxation		**46**	**(85)**	**(200)**	**12**	**1 250**	**(2 008)**
Taxation		(15)	(6)	(44)	(59)	(416)	(655)
Normal taxation		24	–	(124)	(25)	(349)	(271)
Deferred taxation		(39)	(6)	80	(34)	(67)	(384)
Net profit/(loss) from continuing operations		**31**	**(91)**	**(244)**	**(47)**	**834**	**(2 663)**
Discontinued operations							
Profit from discontinued operations		–	–	143	–	314	314
Net profit/(loss) for the period		**31**	**(91)**	**(101)**	**(47)**	**1 148**	**(2 349)**
Attributable to:							
Owners of the parent		31	(91)	(101)	(47)	1 148	(2 349)
Earnings/(loss) per ordinary share (cents)	4						
Earnings/(loss) from continuing operations		7	(21)	(57)	(11)	193	(616)
Earnings from discontinued operations		–	–	33	–	73	73
Total earnings/(loss)		**7**	**(21)**	**(24)**	**(11)**	**266**	**(543)**
Diluted earnings/(loss) per ordinary share (cents)	4						
Earnings/(loss) from continuing operations		7	(21)	(57)	(11)	192	(616)
Earnings from discontinued operations		–	–	33	–	73	73
Total diluted earnings/(loss)		**7**	**(21)**	**(24)**	**(11)**	**265**	**(543)**

* *The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

Figures in million	Quarter ended 31 March 2014 (Unaudited)	Quarter ended 31 December 2013 (Unaudited)	Quarter ended 31 March 2013 (Unaudited) (Restated)*	Nine months ended 31 March 2014 (Unaudited)	Nine months ended 31 March 2013 (Unaudited) (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Net profit/(loss) for the period	31	(91)	(101)	(47)	1 148	(2 349)
Other comprehensive (loss)/income for the period, net of income tax	(416)	378	506	(733)	726	737
Foreign exchange translation	(421)	370	519	(745)	716	742
Movements on investments	5	8	(13)	12	10	(5)
Total comprehensive (loss)/income for the period	**(385)**	**287**	**405**	**(780)**	**1 874**	**(1 612)**
Attributable to:						
Owners of the parent	(385)	287	405	(780)	1 874	(1 612)

** The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)

for the nine months ended 31 March 2014

Figures in million	Note	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2013 as previously reported		28 325	3 464	522	32 311
Restatement for IFRIC 20	2	–	(22)	(74)	(96)
Restated balance – 30 June 2013		28 325	3 442	448	32 215
Share-based payments		–	198	–	198
Net loss for the period		–	–	(47)	(47)
Other comprehensive loss for the period		–	(733)	–	(733)
Balance – 31 March 2014		**28 325**	**2 907**	**401**	**31 633**
Balance – 30 June 2012 as previously reported		28 331	2 444	3 307	34 082
Restatement for IFRIC 20	2	–	(15)	(94)	(109)
Restated balance – 30 June 2012		28 331	2 429	3 213	33 973
Share-based payments		–	215	–	215
Net profit for the period		–	–	1 148	1 148
Other comprehensive income for the period		–	726	–	726
Dividends paid[1]		–	–	(435)	(435)
Balance–31 March 2013		**28 331**	**3 370**	**3 926**	**35 627**

[1] Dividend of 50 SA cents declared on 13 August 2012 and 50 SA cents on 1 February 2013.

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the nine months ended 31 March 2014 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott, and approved by the board of Harmony Gold Mining Company Limited.

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Note	At 31 March 2014 (Unaudited)	At 31 December 2013	At 30 June 2013 (Audited) (Restated)*	At 31 March 2013 (Unaudited) (Restated)*
ASSETS					
Non-current assets					
Property, plant and equipment		32 400	32 663	32 732	34 828
Intangible assets		2 194	2 193	2 191	2 190
Restricted cash		40	38	37	38
Restricted investments		2 225	2 180	2 054	2 050
Deferred tax assets		84	91	104	652
Investments in associates	5	125	115	109	–
Investments in financial assets		4	4	49	139
Inventories		57	57	57	57
Trade and other receivables		–	–	–	6
Total non-current assets		**37 129**	**37 341**	**37 333**	**39 960**
Current assets					
Inventories		1 306	1 423	1 417	1 191
Trade and other receivables		900	1 149	1 162	1 482
Income and mining taxes		141	106	132	3
Restricted cash		15	15	–	–
Cash and cash equivalents		2 008	2 323	2 089	3 099
		4 370	5 016	4 800	5 775
Non-current assets and assets of disposal groups classified as held for sale	6	51	46	–	–
Total current assets		**4 421**	**5 062**	**4 800**	**5 775**
Total assets		**41 550**	**42 403**	**42 133**	**45 735**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 325	28 325	28 325	28 331
Other reserves		2 907	3 270	3 442	3 370
Retained earnings		401	370	448	3 926
Total equity		**31 633**	**31 965**	**32 215**	**35 627**
Non-current liabilities					
Deferred tax liabilities		3 029	3 000	3 021	3 244
Provision for environmental rehabilitation		2 020	2 016	1 997	1 961
Retirement benefit obligation		205	201	194	188
Other provisions		67	71	55	48
Borrowings	7	2 843	3 280	2 252	2 238
Total non-current liabilities		**8 164**	**8 568**	**7 519**	**7 679**
Current liabilities					
Borrowings	7	–	–	286	287
Income and mining taxes		3	–	4	92
Trade and other payables		1 750	1 870	2 109	2 050
Total current liabilities		**1 753**	**1 870**	**2 399**	**2 429**
Total equity and liabilities		**41 550**	**42 403**	**42 133**	**45 735**

* *The audited June 2013 annual results and unaudited March 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

Figures in million	Quarter ended 31 March 2014 (Unaudited)	Quarter ended 31 December 2013 (Unaudited)	Quarter ended 31 March 2013 (Unaudited)	Nine months ended 31 March 2014 (Unaudited)	Nine months ended 31 March 2013 (Unaudited)	Year ended 30 June 2013 (Audited)
Cash flow from operating activities						
Cash generated by operations	755	700	204	1 693	2 933	3 154
Interest and dividends received	34	32	34	92	90	138
Interest paid	(39)	(21)	(27)	(89)	(85)	(125)
Income and mining taxes paid	–	(28)	(70)	(28)	(183)	(312)
Cash generated by operating activities	**750**	**683**	**141**	**1 668**	**2 755**	**2 855**
Cash flow from investing activities						
Increase in restricted cash	(3)	–	–	(3)	–	–
Restricted cash transferred from disposal group	–	–	252	–	–	–
Proceeds on disposal of investment in subsidiary	–	–	1 264	–	1 264	1 264
Purchase of investments	–	–	(33)	–	(72)	(86)
Other investing activities	–	(1)	3	(10)	(3)	(4)
Net additions to property, plant and equipment[1]	(599)	(624)	(835)	(1 841)	(2 714)	(3 652)
Cash (utilised)/generated by investing activities	**(602)**	**(625)**	**651**	**(1 854)**	**(1 525)**	**(2 478)**
Cash flow from financing activities						
Borrowings raised	–	–	–	612	678	678
Borrowings repaid	(462)	(3)	(4)	(468)	(177)	(333)
Ordinary shares issued – net of expenses	–	–	–	–	–	1
Option premium on BEE transaction	–	–	–	–	–	2
Dividends paid	–	–	(217)	–	(435)	(435)
Cash (utilised)/generated by financing activities	**(462)**	**(3)**	**(221)**	**144**	**66**	**(87)**
Foreign currency translation adjustments	**(1)**	**(20)**	**17**	**(39)**	**30**	**26**
Net (decrease)/increase in cash and cash equivalents	(315)	35	588	(81)	1 326	316
Cash and cash equivalents – beginning of period	2 323	2 288	2 511	2 089	1 773	1 773
Cash and cash equivalents – end of period	**2 008**	**2 323**	**3 099**	**2 008**	**3 099**	**2 089**

[1] *The 2013 year includes capital expenditure for Wafi-Golpu and other international projects of R537 million, the March 2013 quarter R148 million and the nine months ended 31 March 2013 R403 million.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 March 2014 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the nine months ended 31 March 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2013.

IFRS 7	Amendment–Disclosures–Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IFRSs	Annual Improvements 2009 – 2011
IAS 19	Employee Benefits (Revised 2011)
IAS 27	Separate Financial Statements (Revised 2011)
IAS 28	Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

New standards and amendments which have an impact on the condensed consolidated financial statements of the group are described below:

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI). Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The impact for the group was immaterial.

IFRS 11 requires joint operations to be accounted at the group's interest in the assets, liabilities, revenue and expenses of the joint operation. Harmony previously accounted for joint operations using the proportional consolidation method. The change in accounting policy has not had an impact on any previously reported numbers.

IFRIC 20 clarifies the requirements for accounting for costs of stripping activity in the production phase of surface mining. Stripping assets that cannot be attributed to an identifiable component of the orebody will be written off to retained earnings on adoption of IFRIC 20. Refer to note 2 for further details.

2. Change in accounting policies

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20) which became effective on 1 January 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. Harmony has applied IFRIC 20 on a prospective basis from 1 July 2011 in compliance with the transitional requirements of IFRIC 20.

Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.

A stripping activity asset shall be recognised if all of the following are met:

(i) it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;

(ii) the entity can identify the component of the orebody for which access has been improved; and

(iii) the cost relating to the stripping activity associated with that component can be measure reliably.

The stripping asset shall be depreciated over the expected useful life of the identified component of the orebody based on the units of production method.

Where there were no identifiable components of the orebody to which the predecessor asset relates, the asset was written off to retained earnings at the beginning of the earliest period presented. An amount of R54 million was written off to opening retained earnings.

The comparative periods presented have been restated. The restatement had no effect on the condensed consolidated cash flow statements.

The results for the year ended 30 June 2013 and the financial position at this date have been reviewed and audited respectively, but the restatement of the results and balances affected by IFRIC 20 have not been audited.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

Reconciliation of the effect of the change in accounting standard:

Condensed consolidated income statements

	Quarter ended 31 March 2013 (Unaudited)	Nine months ended 31 March 2013 (Unaudited)	Year ended 30 June 2013 (Audited)
Cost of sales			
Production costs			
As previously reported	(2 707)	(8 556)	(11 400)
IFRIC 20 adjustment	32	47	79
Restated	(2 675)	(8 509)	(11 321)
Amortisation and depreciation			
As previously reported	(459)	(1 441)	(1 942)
IFRIC 20 adjustment	(9)	(29)	(59)
Restated	(468)	(1 470)	(2 001)
Increase/decrease in net profit/loss for the period*	**23**	**18**	**20**

* *There is no material taxation effect on these items.*

Condensed consolidated statements of comprehensive income

	Quarter ended 31 March 2013 (Unaudited)	Nine months ended 31 March 2013 (Unaudited)	Year ended 30 June 2013 (Audited)
Increase/decrease in net profit/loss for the period*	**23**	**18**	**20**
Other comprehensive income for the period net of income tax			
Foreign exchange translation			
As previously reported	523	723	749
IFRIC 20 adjustment	(4)	(7)	(7)
Restated	519	716	742
Increase/decrease in total comprehensive income/loss for the period	**19**	**11**	**13**

* *There is no material taxation effect on these items.*

Condensed consolidated balance sheets

Figures in million	At 30 June 2013 (Audited)	At 31 March 2013 (Unaudited)
Non-current assets		
Property, plant and equipment		
As previously reported	32 820	34 911
IFRIC 20 adjustment	(88)	(83)
Restated	32 732	34 828
Current assets		
Inventories		
As previously reported	1 425	1 206
IFRIC 20 adjustment	(8)	(15)
Restated	1 417	1 191
Share capital and reserves		
Other reserves		
As previously reported	3 464	3 392
IFRIC 20 adjustment[1]	(22)	(22)
Restated	3 442	3 370
Retained earnings		
As previously reported	522	4 002
IFRIC 20 adjustment	(74)	(76)
Restated	448	3 926
Decrease in total equity	**(96)**	**(98)**

[1] *Translation effect of the IFRIC 20 adjustments on foreign operations (Hidden Valley).*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

Earnings/(loss) and headline earnings/(loss) per share

	Quarter ended 31 March 2013 (Unaudited)	Nine months ended 31 March 2013 (Unaudited)	Year ended 30 June 2013 (Audited)
Basic (loss)/earnings per share (cents)			
As previously reported	(29)	262	(548)
IFRIC 20 adjustment	5	4	5
Restated	(24)	266	(543)
Diluted (loss)/earnings per share (cents)			
As previously reported	(29)	261	(548)
IFRIC 20 adjustment	5	4	5
Restated	(24)	265	(543)
Total headline (loss)/earnings			
Figures in million			
As previously reported	(202)	1 008	204
IFRIC 20 adjustment	23	18	20
Restated	(179)	1 026	224
Headline (loss)/earnings per share (cents)			
As previously reported	(47)	234	47
IFRIC 20 adjustment	5	4	5
Restated	(42)	238	52
Diluted headline (loss)/earnings (cents)			
As previously reported	(47)	233	47
IFRIC 20 adjustment	5	4	5
Restated	(42)	237	52

3. Cost of sales

	Quarter ended			Nine months ended		Year ended
Figures in million	31 March 2014 (Unaudited)	31 December 2013 (Unaudited)	31 March 2013 (Unaudited) (Restated)*	31 March 2014 (Unaudited)	31 March 2013 (Unaudited) (Restated)*	30 June 2013 (Audited) (Restated)*
Production costs – excluding royalty	2 881	3 047	2 626	8 871	8 337	11 104
Royalty expense	25	39	49	102	172	217
Amortisation and depreciation	475	565	468	1 617	1 470	2 001
Impairment of assets[1]	29	–	–	29	–	2 733
Rehabilitation expenditure/(credit)[2]	17	(15)	10	17	16	(24)
Care and maintenance cost of restructured shafts	16	18	16	51	52	68
Employment termination and restructuring cost[3]	90	50	–	234	7	46
Share-based payments[4]	62	113	95	227	221	266
Other	–	–	(4)	(1)	2	37
Total cost of sales	**3 595**	**3 817**	**3 260**	**11 147**	**10 277**	**16 448**

* *The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

1. *The decision to stop mining at the Steyn 2 shaft (included in the Bambanani segment) resulted in the remaining carrying value being impaired.*
2. *A credit of R24 million arose in the December 2013 quarter as a result of work performed in the Free State, resulting in a reduction in the rehabilitation liability.*
3. *Included in the December 2013 and March 2014 quarters are amounts relating to the restructuring at Hidden Valley and the voluntary retrenchment packages offered in South Africa.*
4. *This includes the cost relating to the Employee Share Ownership Plan (ESOP) awards that were granted in August 2012.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

4. Earnings/(loss) and net asset value per share

	Quarter ended			Nine months ended		Year ended
	31 March 2014 (Unaudited)	31 December 2013 (Unaudited)	31 March 2013 (Unaudited) (Restated)*	31 March 2014 (Unaudited)	31 March 2013 (Unaudited) (Restated)*	30 June 2013 (Audited) (Restated)*
Weighted average number of shares (million)	433.3	432.9	431.8	433.0	431.6	431.9
Weighted average number of diluted shares (million)	434.6	433.4	432.8	434.4	432.8	432.7
Total earnings/(loss) per share (cents):						
Basic earnings/(loss)	7	(21)	(24)	(11)	266	(543)
Diluted earnings/(loss)	7	(21)	(24)	(11)	265	(543)
Headline earnings/(loss)	12	(21)	(42)	(4)	238	52
– from continuing operations	12	(21)	(51)	(4)	189	3
– from discontinued operations	–	–	9	–	49	49
Diluted headline earnings/(loss)	12	(21)	(42)	(4)	237	52
– from continuing operations	12	(21)	(51)	(4)	188	3
– from discontinued operations	–	–	9	–	49	49
Figures in million						
Reconciliation of headline earnings/(loss):						
Continuing operations						
Net profit/(loss)	31	(91)	(244)	(47)	834	(2 663)
Adjusted for:						
Impairment of investments[1]	–	–	39	7	88	88
Impairment of assets	29	–	–	29	–	2 733
Taxation effect on impairment of assets	(8)	–	–	(8)	–	(38)
Profit on sale of property, plant and equipment	–	–	(15)	–	(139)	(139)
Taxation effect of profit on sale of property, plant and equipment	–	–	–	–	31	31
Headline earnings/(loss)	**52**	**(91)**	**(220)**	**(19)**	**814**	**12**
Discontinued operations						
Net profit	–	–	143	–	314	314
Adjusted for:						
Profit on sale of investment in subsidiary[1]	–	–	(102)	–	(102)	(102)
Headline earnings	**–**	**–**	**41**	**–**	**212**	**212**
Total headline earnings/(loss)	**52**	**(91)**	**(179)**	**(19)**	**1 026**	**224**

[1] There is no taxation effect on these items.

Net asset value per share

	At 31 March 2014 (Unaudited)	At 31 December 2013	At 30 June 2013 (Audited) (Restated)*	At 31 March 2013 (Unaudited) (Restated)*
Number of shares in issue	435 693 819	435 693 819	435 289 890	435 257 691
Net asset value per share (cents)	7 259	7 337	7 405	8 185

** The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

5. Investment in associate

Investment in associate includes Harmony's 10.38% share of Rand Refinery Proprietary Limited (Rand Refinery) results amounting to R17 million for the nine months ended 31 March 2014. Rand Refinery has not issued its audited results for its year ended 30 September 2013 and therefore Harmony's share of results has been based on unaudited management accounts.

Rand Refinery implemented a new Enterprise Resource Planning (ERP) system on 1 April 2013 to conduct its financial and management accounting. Since the implementation of the ERP software, the customisation of the software has been problematic with the result that Rand Refinery has not been able to reconcile certain accounts at 30 September 2013. Rand Refinery's management team is currently resolving the problems encountered with the ERP software and is in the process of investigating the transactions processed from 1 April 2013 on the ERP system to determine if any adjustments to their current financial records are required. At this stage, the Rand Refinery management team cannot be certain that the results in its management accounts are accurate.

6. Non-current assets and assets of disposal groups classified as held for sale

During the December 2013 quarter, a cash offer for Witwatersrand Consolidated Gold Resources Limited's (Wits Gold) entire share capital was made to all Wits Gold shareholders by Sibanye Gold Limited. Harmony has accepted the offer. Following this, the balance which represents Harmony's fair value stake in Wits Gold has been classified as a non-current asset held for sale (formerly classified as Investment in financial assets) under IFRS 5. See note 11 for developments after balance sheet date.

7. Borrowings

Two draw downs of US$30 million each were made from the US$300 million syndicated revolving credit facility during the September 2013 quarter. There were no draw downs subsequently and the drawn level remains at US$270 million. The weakening of the Rand against the US$ resulted in a foreign exchange translation loss of R144 million being recorded for the year to date, increasing the borrowings balance and Other expenses (net). The facility is repayable by September 2015.

Harmony refinanced its Nedbank revolving credit facility and entered into a new agreement for R1.3 billion revolving credit facility during the December 2013 quarter. At the same time management also agreed an amended set of covenants with the leader group, to give the group more long-term financial flexibility. The interest rate is equivalent to JIBAR + 350 basis points. The outstanding amount at 28 March 2014 of R467 million was repaid. The facility is available until December 2016.

8. Financial risk management activities

Fair value determination

The following table presents the group's assets and liabilities that are measured at fair value by level within the fair value hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

Level 3: Inputs for the asset that are not based on observable market data, (that is unobservable inputs).

Figures in million	At 31 March 2014 (Unaudited)	At 31 December 2013	At 30 June 2013 (Audited)	At 31 March 2013 (Unaudited)
Available-for-sale financial assets[1]*				
Level 1	51	46	44	44
Level 2	–	–	–	–
Level 3	4	4	5	96
Fair value through profit and loss[2]*				
Level 1	–	–	–	–
Level 2	768	934	1 041	1 043
Level 3	–	–	–	–

[1] *Level 1 fair values are directly derived from actively traded shares on the JSE.*

Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis to ensure that significant prolonged decline in the value of the investments has occurred. At the end of the 2013 financial year, the investment in Rand Refinery was reclassified as an investment in associate on obtaining significant influence.

[2] *The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.*

* *Includes non-current assets or disposal groups held for sale where applicable.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

9. Commitments and contingencies

Figures in million	At 31 March 2014 (Unaudited)	At 31 December 2013	At 30 June 2013 (Audited)	At 31 March 2013 (Unaudited)
Capital expenditure commitments:				
Contracts for capital expenditure	245	322	416	594
Authorised by the directors but not contracted for	491	1 152	1 545	958
	736	**1 474**	**1 961**	**1 552**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's integrated annual report for the financial year ended 30 June 2013, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2013.

10. Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2013 quarter, Frank Abbott purchased 65 600 shares in the company.

11. Subsequent events

(a) On 14 April 2014 the consideration for the sale of Wits Gold was received.

(b) In April 2014, the Department of Mineral Resources approved the ground swap transaction between Joel mine and Sibanye Gold Limited's Beatrix mine. However, the execution of the agreements is still pending and therefore the transaction is not effective. The execution is expected by June 2014.

(c) During April 2014, the payment to employees was made for the second tranche of ESOP shares and SARs, following the vesting in March 2014.

12. Segment report

The segment report follows on page 19.

13. Reconciliation of segment information to condensed consolidated income statements and balance sheets

Figures in million	Nine months ended 31 March 2014 (Unaudited)	Nine months ended 31 March 2013 (Unaudited) (Restated)*
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	11 919	13 293
Total segment production costs	(8 973)	(9 042)
Production profit per segment report	2 946	4 251
Discontinued operations	–	(341)
Production profit from continuing operations	2 946	3 910
Cost of sales items, other than production costs and royalty expense	(2 174)	(1 768)
Gross profit as per income statements[1]	**772**	**2 142**

[1] *The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 March 2014 (Rand)

Figures in million	At 31 March 2014 (Unaudited)	At 31 March 2013 (Unaudited) (Restated)*
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	821	832
Undeveloped property	5 139	5 139
Other non-mining assets	133	59
Wafi-Golpu assets	971	998
	7 064	**7 028**

* *The nine months ended March 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details.*

Production cost* 31 March R million		Production profit/(loss)* 31 March R million		Mining assets* 31 March R million		Capital expenditure# 31 March R million		Kilograms produced 31 March kg		Tonnes milled 31 March t'000	
2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
1 363	1 186	103	(149)	3 539	3 354	366	272	3 341	2 052	857	499
854	786	76	493	3 385	3 360	178	222	2 071	2 772	576	766
786	730	166	130	4 622	4 512	264	242	2 213	1 851	431	379
1 024	1 089	281	458	3 914	3 815	218	227	3 035	3 339	700	829
742	740	161	550	1 040	1 005	122	124	2 102	2 777	514	658
747	675	719	710	2 736	2 704	214	262	3 495	3 070	565	538
513	448	527	178	844	930	88	92	2 419	1 348	190	144
508	487	248	665	379	275	108	116	1 716	2 529	396	460
452	429	170	218	662	663	62	57	1 446	1 386	310	332
407	379	52	167	525	429	99	104	1 102	1 207	230	250
735	746	226	406	469	385	33	222	2 215	2 533	7 841	7 365
8 131	**7 695**	**2 729**	**3 826**	**22 115**	**21 432**	**1 752**	**1 940**	**25 155**	**24 864**	**12 610**	**12 220**
842	814	217	84	3 221	6 368	89	368	2 363	1 922	1 476	1 387
842	**814**	**217**	**84**	**3 221**	**6 368**	**89**	**368**	**2 363**	**1 922**	**1 476**	**1 387**
8 973	**8 509**	**2 946**	**3 910**	**25 336**	**27 800**	**1 841**	**2 308**	**27 518**	**26 786**	**14 086**	**13 607**
–	533	–	341	–	–	–	140	–	1 955	–	390
–	**533**	**–**	**341**	**–**	**–**	**–**	**140**	**–**	**1 955**	**–**	**390**
8 973	**9 042**	**2 946**	**4 251**	**25 336**	**27 800**	**1 841**	**2 448**	**27 518**	**28 741**	**14 086**	**13 997**
–	(533)			7 064	7 028						
8 973	**8 509**			**32 400**	**34 828**						

ounting policy. Refer to note 2 for details.
re spend on Wafi-Golpu of Rnil (2013: R403 million).

South Africa															
Underground production									Surface production						
Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Steyn 2	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley	Total Harmony
256	**181**	**200**	**57**	**97**	**105**	**80**	**10**	**1 499**	**1 635**	**684**	**393**	**2 712**	**4 211**	**515**	**4 726**
241	178	213	60	164	118	83	13	1 816	1 634	833	401	2 868	4 684	558	5 242
32 922	**21 219**	**37 713**	**22 731**	**11 092**	**14 725**	**11 574**	**3 183**	**223 157**	**6 462**	**4 983**	**8 198**	**19 643**	**242 800**	**26 235**	**269 035**
30 929	21 991	39 899	22 409	21 670	16 461	11 253	4 726	256 723	6 977	7 266	10 127	24 370	281 093	24 820	305 913
0.129	**0.117**	**0.189**	**0.399**	**0.114**	**0.140**	**0.145**	**0.318**	**0.149**	**0.004**	**0.007**	**0.021**	**0.007**	**0.058**	**0.051**	**0.057**
0.128	0.124	0.187	0.373	0.132	0.140	0.136	0.364	0.141	0.004	0.009	0.025	0.008	0.060	0.044	0.058
934	**1 023**	**632**	**569**	**1 295**	**926**	**1 098**	**831**	**981**	**804**	**1 268**	**1 162**	**1 071**	**989**	**970**	**987**
1 083	1 087	616	614	804	906	1 179	682	943	858	1 100	978	980	947	972	949
120	**120**	**119**	**227**	**148**	**130**	**159**	**265**	**146**	**3**	**9**	**24**	**8**	**57**	**49**	**56**
139	134	115	229	106	126	160	248	133	4	10	25	8	57	43	55
31 604	**20 384**	**33 276**	**21 830**	**12 539**	**14 146**	**10 192**	**3 054**	**221 968**	**7 073**	**5 080**	**10 320**	**22 473**	**244 441**	**28 903**	**273 344**
32 440	23 052	44 497	23 470	21 895	17 265	12 539	4 951	270 517	5 787	7 202	8 649	21 638	292 155	22 859	315 014
41 025	**26 453**	**43 081**	**28 267**	**16 281**	**18 348**	**13 182**	**3 928**	**287 557**	**9 027**	**6 558**	**13 142**	**28 727**	**316 284**	**37 471**	**353 755**
41 347	29 381	56 902	29 906	27 975	22 002	16 033	6 311	345 085	7 437	9 579	11 176	28 192	373 277	29 013	402 290
30 741	**21 715**	**23 818**	**12 936**	**14 364**	**13 637**	**12 711**	**2 645**	**219 005**	**5 193**	**6 319**	**9 525**	**21 037**	**240 042**	**25 443**	**265 485**
33 483	23 903	24 570	13 760	17 416	14 913	13 265	3 222	242 195	5 987	7 993	9 904	23 884	266 079	24 121	290 200
(1 458)	**(891)**	**(3 399)**	**(982)**	**333**	**(589)**	**(1 821)**	**(98)**	**(2 074)**	**506**	**(38)**	**1 639**	**2 107**	**33**	**2 863**	**2 896**
2 232	1 622	5 105	1 222	(621)	949	2 772	301	19 196	(1 094)	14	(1 351)	(2 431)	16 765	(2 049)	14 716
29 283	**20 824**	**20 419**	**11 954**	**14 697**	**13 048**	**10 890**	**2 547**	**216 931**	**5 699**	**6 281**	**11 164**	**23 144**	**240 075**	**28 306**	**268 381**
35 715	25 525	29 675	14 982	16 795	15 862	16 037	3 523	261 391	4 893	8 007	8 553	21 453	282 844	22 072	304 916
11 742	**5 629**	**22 662**	**16 313**	**1 584**	**5 300**	**2 292**	**1 381**	**70 626**	**3 328**	**277**	**1 978**	**5 583**	**76 209**	**9 165**	**85 374**
5 632	3 856	27 227	14 924	11 180	6 140	(4)	2 788	83 694	2 544	1 572	2 623	6 739	90 433	6 941	97 374
6 592	**3 985**	**8 136**	**2 271**	**2 617**	**1 895**	**2 502**	**50**	**50 669**	**64**	**266**	**506**	**836**	**51 505**	**1 960**	**53 465**
7 780	4 009	6 343	2 887	3 748	2 436	3 633	63	59 785	92	243	1 246	1 581	61 366	1 885	63 251
946	**1 028**	**627**	**564**	**1 192**	**942**	**1 087**	**848**	**991**	**806**	**1 236**	**1 095**	**1 036**	**996**	**955**	**992**
1 131	1 141	684	666	795	946	1 299	739	996	846	1 112	1 015	1 002	996	969	994
1 193	**1 274**	**907**	**640**	**1 346**	**1 126**	**1 368**	**913**	**1 247**	**815**	**1 336**	**1 181**	**1 101**	**1 233**	**1 143**	**1 224**
1 409	1 376	854	742	921	1 147	1 618	811	1 231	861	1 187	1 210	1 109	1 222	1 209	1 222

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation) (Unaudited)

Figures in million	Quarter ended 31 March 2014	Quarter ended 31 December 2013	Quarter ended 31 March 2013 (Restated)*	Nine months ended 31 March 2014	Nine months ended 31 March 2013 (Restated)*	Year ended 30 June 2013 (Restated)*
Continuing operations						
Revenue	354	402	395	1 158	1 442	1 803
Cost of sales	(332)	(377)	(365)	(1 082)	(1 194)	(1 829)
Production costs	(268)	(305)	(300)	(871)	(988)	(1 283)
Amortisation and depreciation	(44)	(56)	(52)	(157)	(171)	(227)
Impairment of assets	(3)	–	–	(3)	–	(274)
Other items	(17)	(16)	(13)	(51)	(35)	(45)
Gross profit/(loss)	**22**	**25**	**30**	**76**	**248**	**(26)**
Corporate, administration and other expenditure	(10)	(10)	(14)	(31)	(39)	(53)
Social investment expenditure	(1)	(2)	(3)	(7)	(8)	(14)
Exploration expenditure	(8)	(11)	(18)	(33)	(53)	(76)
Profit on sale of property, plant and equipment	–	–	2	–	16	16
Other expenses (net)	(2)	(14)	(15)	(16)	(21)	(40)
Operating profit/(loss)	**1**	**(12)**	**(18)**	**(11)**	**143**	**(193)**
Profit from associates	1	–	–	2	–	–
Impairment of investments	–	–	(4)	(1)	(10)	(10)
Net gain on financial instruments	2	4	2	13	21	20
Investment income	6	5	5	15	14	21
Finance cost	(5)	(6)	(7)	(17)	(22)	(29)
Profit/(loss) before taxation	**5**	**(9)**	**(22)**	**1**	**146**	**(191)**
Taxation	(2)	(1)	(26)	(5)	(49)	(69)
Normal taxation	2	–	(14)	(2)	(41)	(31)
Deferred taxation	(4)	(1)	(12)	(3)	(8)	(38)
Net profit/(loss) from continuing operations	**3**	**(10)**	**(48)**	**(4)**	**97**	**(260)**
Discontinued operations						
Profit from discontinued operations	–	–	16	–	36	36
Net profit/(loss) for the period	**3**	**(10)**	**(32)**	**(4)**	**133**	**(224)**
Attributable to:						
Owners of the parent	3	(10)	(32)	(4)	133	(224)
Earnings/(loss) per ordinary share (cents)						
Earnings/(loss) from continuing operations	1	(2)	(6)	(1)	22	(60)
Earnings from discontinued operations	–	–	4	–	8	8
Total earnings/(loss)	**1**	**(2)**	**(2)**	**(1)**	**30**	**(52)**
Diluted earnings/(loss) per ordinary share (cents)						
Earnings/(loss) from continuing operations	1	(2)	(6)	(1)	22	(60)
Earnings from discontinued operations	–	–	4	–	8	8
Total diluted earnings/(loss)	**1**	**(2)**	**(2)**	**(1)**	**30**	**(52)**

** The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The currency conversion average rates for the quarter ended: March 2014: US$1 = R10.83 (December 2013: US$1 = R10.12, March 2013: US$1 = R8.92). For year ended: June 2013: US$1 = R8.82. Nine months ended: March 2014: US$1 = R10.30 (March 2013: US$1 = R8.61).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation) (Unaudited)

Figures in million	Quarter ended 31 March 2014	Quarter ended 31 December 2013	Quarter ended 31 March 2013 (Restated)*	Nine months ended 31 March 2014	Nine months ended 31 March 2013 (Restated)*	Year ended 30 June 2013 (Restated)*
Net profit/(loss) for the period	3	(10)	(32)	(4)	133	(224)
Other comprehensive (loss)/income for the period, net of income tax	(39)	38	57	(71)	84	83
Foreign exchange translation	(39)	37	58	(72)	83	84
Movements on investments	–	1	(1)	1	1	(1)
Total comprehensive (loss)/income for the period	**(36)**	**28**	**25**	**(75)**	**217**	**(141)**
Attributable to:						
Owners of the parent	(36)	28	25	(75)	217	(141)

** The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The currency conversion average rates for the quarter ended: March 2014: US$1 = R10.83 (December 2013: US$1 = R10.12, March 2013: US$1 = R8.92). For year ended: June 2013: US$1 = R8.82. Nine months ended: March 2014: US$1 = R10.30 (March 2013: US$1 = R8.61).

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the nine months ended 31 March 2014 (Convenience translation) (Unaudited)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2013 as previously reported	2 682	328	49	3 059
Restatement for IFRIC 20	–	(2)	(7)	(9)
Restated balance – 30 June 2013	2 682	326	42	3 050
Share-based payments	–	19	–	19
Net loss for the period	–	–	(4)	(4)
Other comprehensive loss for the period	–	(69)	–	(69)
Balance – 31 March 2014	**2 682**	**276**	**38**	**2 996**
Balance – 30 June 2012 as previously reported	3 074	265	359	3 698
Restatement for IFRIC 20	–	(2)	(10)	(12)
Restated balance – 30 June 2012	3 074	263	349	3 686
Share-based payments	–	23	–	23
Net profit for the period	–	–	125	125
Other comprehensive income for the period	–	79	–	79
Dividends paid	–	–	(47)	(47)
Balance – 31 March 2013	**3 074**	**365**	**427**	**3 866**

The currency conversion closing rates for the period ended 31 March 2014: US$1 = R10.56 (2013: US$1 = R9.22).

Note on convenience translations

Except where specific statements have been extracted from 2013 Annual Financial Statements, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 22 to 26.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Unaudited) (Convenience translation)

Figures in million	At 31 March 2014	At 31 December 2013	At 30 June 2013 (Restated)*	At 31 March 2013 (Restated)*
ASSETS				
Non-current assets				
Property, plant and equipment	3 068	3 123	3 279	3 778
Intangible assets	208	210	220	238
Restricted cash	4	4	4	4
Restricted investments	211	209	206	222
Deferred tax assets	8	9	10	71
Investments in associates	12	11	11	–
Investments in financial assets	–	–	5	15
Inventories	5	6	6	6
Trade and other receivables	–	–	–	1
Total non-current assets	**3 516**	**3 572**	**3 741**	**4 335**
Current assets				
Inventories	124	136	142	130
Trade and other receivables	85	110	116	161
Income and mining taxes	13	10	13	–
Restricted cash	1	1	–	–
Cash and cash equivalents	190	222	209	336
	413	479	480	627
Assets of disposal groups classified as held for sale	5	4	–	–
Total current assets	**418**	**483**	**480**	**627**
Total assets	**3 934**	**4 055**	**4 221**	**4 962**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	2 682	2 708	2 837	3 074
Other reserves	276	313	347	365
Retained earnings	38	36	45	427
Total equity	**2 996**	**3 057**	**3 229**	**3 866**
Non-current liabilities				
Deferred tax liabilities	287	287	303	352
Provision for environmental rehabilitation	191	193	200	213
Retirement benefit obligation	19	19	19	20
Other provisions	6	7	5	5
Borrowings	269	313	226	243
Total non-current liabilities	**772**	**819**	**753**	**833**
Current liabilities				
Borrowings	–	–	28	31
Income and mining taxes	–	–	–	10
Trade and other payables	166	179	211	222
	166	179	239	263
Liabilities of disposal groups classified as held for sale	–	–	–	–
Total current liabilities	**166**	**179**	**239**	**263**
Total equity and liabilities	**3 934**	**4 055**	**4 221**	**4 962**

** The comparative periods have been due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The balance sheet for March 2014 converted at a conversion rate of US$1 = R10.56 (December 2013: US$1 = R10.46, June 2013: US$1 = R9.98, March 2013 : US$1 = R9.22).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation) (Unaudited)

Figures in million	Quarter ended 31 March 2014	Quarter ended 31 December 2013	Quarter ended 31 March 2013	Nine months ended 31 March 2014	Nine months ended 31 March 2013	Year ended 30 June 2013
Cash flow from operating activities						
Cash generated by operations	70	69	23	164	341	359
Interest and dividends received	3	3	4	9	10	16
Interest paid	(4)	(2)	(3)	(9)	(10)	(14)
Income and mining taxes paid	–	(3)	(8)	(3)	(21)	(33)
Cash generated by operating activities	**69**	**67**	**16**	**161**	**320**	**328**
Cash flow from investing activities						
Restricted cash transferred from disposal group	–	–	28	–	–	–
Proceeds on disposal of investment in subsidiary	–	–	142	–	146	139
Purchase of investments	–	–	(4)	–	(8)	(9)
Other investing activities	–	–	–	(1)	–	(1)
Net additions to property, plant and equipment[1]	(55)	(62)	(94)	(179)	(315)	(414)
Cash (utilised)/generated by investing activities	**(55)**	**(62)**	**72**	**(180)**	**(177)**	**(285)**
Cash flow from financing activities						
Borrowings raised	–	–	–	59	79	80
Borrowings repaid	(43)	–	–	(45)	(21)	(35)
Dividends paid	–	–	(24)	–	(51)	(50)
Cash (utilised)/generated by financing activities	**(43)**	**–**	**(24)**	**14**	**7**	**(5)**
Foreign currency translation adjustments	**(3)**	**(11)**	**(23)**	**(14)**	**(30)**	**(45)**
Net (decrease)/increase in cash and cash equivalents	(32)	(6)	41	(19)	120	(7)
Cash and cash equivalents – beginning of period	222	228	295	209	216	216
Cash and cash equivalents – end of period	**190**	**222**	**336**	**190**	**336**	**209**

[1] *The 2013 year includes capital expenditure for Wafi-Golpu and other international projects of US$40 million, the March 2013 quarter US$17 million and the nine months ended 31 March 2013 US$25 million.*

The currency conversion average rates for the quarter ended: March 2014: US$1 = R10.83 (December 2013: US$1 = R10.12, March 2013: US$1 = R8.92). For year ended: June 2013: US$1 = R8.82. Nine months ended: March 2014: US$1 = R10.30 (March 2013: US$1 = R8.61).

Closing balance translated to closing rates of: March 2014: US$1 = R10.56 (December 2013: US$1 = R10.46, June 2013: US$1 = R9.98, March 2013: US$1 = R9.22).

The cash flow statement for the year ended 30 June 2013 has been extracted from the 2013 Annual Report.

Production cost* 31 March		Production profit/(loss)* 31 March		Mining assets* 31 March		Capital expenditure# 31 March		Ounces produced 31 March		Tons milled 31 March	
2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
US$ million		US$ million		US$ million		US$ million		oz		t'000	
132	138	10	(18)	335	364	36	32	107 416	65 973	945	550
83	91	7	58	320	365	17	26	66 583	89 121	634	845
76	85	16	15	438	490	26	28	71 149	59 511	475	418
99	126	28	54	371	414	21	26	97 577	107 351	772	914
72	86	16	64	98	109	12	14	67 580	89 282	567	726
73	78	69	83	259	293	21	30	112 367	98 703	624	593
50	52	51	21	80	101	9	11	77 773	43 339	209	157
49	57	24	77	36	30	10	13	55 171	81 309	436	507
44	50	16	25	63	72	6	7	46 490	44 561	342	366
40	44	5	19	50	47	10	12	35 430	38 806	254	275
71	86	23	47	44	42	3	26	71 213	81 438	8 647	8 122
789	**893**	**265**	**445**	**2 094**	**2 327**	**171**	**225**	**808 749**	**799 394**	**13 905**	**13 473**
82	95	22	9	305	691	9	43	75 972	61 794	1 628	1 529
82	**95**	**22**	**9**	**305**	**691**	**9**	**43**	**75 972**	**61 794**	**1 628**	**1 529**
871	**988**	**287**	**454**	**2 399**	**3 018**	**180**	**268**	**884 721**	**861 188**	**15 533**	**15 002**
–	62	–	39	–	–	–	16	–	62 855	–	430
–	**62**	**–**	**39**	**–**	**–**	**–**	**16**	**–**	**62 855**	**–**	**430**
871	**1 050**	**287**	**493**	**2 399**	**3 018**	**180**	**284**	**884 721**	**924 043**	**15 533**	**15 432**

unting policy. Refer to note 2 of the Rand financial statements for details.

re spend on Wafi-Golpu of US$nil (2013: US$47 million).

DEVELOPMENT RESULTS (Metric)

Quarter ending March 2014

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	331	292	7.91	154.93	1 225
B Reef	155	128	106.02	1.72	182
All Reefs	**486**	**420**	**37.81**	**24.00**	**907**
Phakisa					
Basal	328	332	92.39	11.87	1 097
All Reefs	**328**	**332**	**92.39**	**11.87**	**1 097**
Total Bambanani (Incl. Bambanani, Steyn 2)					
Basal	–	–	–	–	–
All Reefs	**–**	**–**	**–**	**–**	**–**
Doornkop					
South Reef	187	201	46.00	18.17	836
All Reefs	**187**	**201**	**46.00**	**18.18**	**836**
Kusasalethu					
VCR Reef	480	292	96.00	8.18	785
All Reefs	**480**	**292**	**96.00**	**8.18**	**785**
Total Target (incl. Target 1 & Target 3)					
Elsburg	336	289	147.33	6.75	994
Basal	134	74	8.08	127.83	1 033
A Reef	120	50	120.16	7.50	901
B Reef	169	104	60.62	18.28	1 108
All Reefs	**759**	**517**	**107.33**	**9.44**	**1 013**
Masimong 5					
Basal	481	430	40.73	21.24	865
B Reef	131	144	68.63	16.19	1 111
All Reefs	**612**	**574**	**47.72**	**19.42**	**927**
Unisel					
Basal	405	340	120.44	15.31	1 844
Leader	476	344	179.97	4.56	821
All Reefs	**881**	**684**	**150.38**	**8.84**	**1 329**
Joel					
Beatrix	118	111	118.00	10.14	1 197
All Reefs	**118**	**111**	**118.00**	**10.15**	**1 197**
Total Harmony					
Basal	1 679	1 468	62.70	19.53	1 224
Beatrix	118	111	118.00	10.15	1 197
Leader	476	344	179.97	4.56	821
B Reef	455	376	79.14	10.03	794
A Reef	120	50	120.16	7.50	901
Elsburg	336	289	147.33	6.75	994
South Reef	187	201	46.00	18.18	836
VCR	480	292	96.00	8.18	785
All Reefs	**3 852**	**3 131**	**90.28**	**11.46**	**1 035**

DEVELOPMENT RESULTS (Imperial)

Quarter ending March 2014

	Reef (feet)	Sampled (feet)	Channel Width (inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	1 085	958	3.00	4.69	14
B Reef	508	420	42.00	0.05	2
All Reefs	**1 593**	**1 378**	**15.00**	**0.69**	**10**
Phakisa					
Basal	1 077	1 089	36.00	0.35	13
All Reefs	**1 077**	**1 089**	**36.00**	**0.35**	**13**
Total Bambanani (Incl. Bambanani, Steyn 2)					
Basal	–	–	–	–	–
All Reefs	**–**	**–**	**–**	**–**	**–**
Doornkop					
South Reef	614	659	18.00	0.53	10
All Reefs	**614**	**659**	**18.00**	**0.53**	**10**
Kusasalethu					
VCR Reef	1 576	958	38.00	0.24	9
All Reefs	**1 576**	**958**	**38.00**	**0.24**	**9**
Total Target (incl. Target 1 & Target 3)					
Elsburg	1 101	948	58.00	0.20	11
Basal	441	243	3.00	3.95	12
A Reef	395	164	47.00	0.22	10
B Reef	554	341	24.00	0.53	13
All Reefs	**2 490**	**1 696**	**42.00**	**0.28**	**12**
Masimong 5					
Basal	1 578	1 411	16.00	0.62	10
B Reef	431	472	27.00	0.47	13
All Reefs	**2 009**	**1 883**	**19.00**	**0.56**	**11**
Unisel					
Basal	1 327	1 115	47.00	0.45	21
Leader	1 562	1 129	71.00	0.13	9
All Reefs	**2 889**	**2 244**	**59.00**	**0.26**	**15**
Joel					
Beatrix	388	364	46.00	0.30	14
All Reefs	**388**	**364**	**46.00**	**0.30**	**14**
Total Harmony					
Basal	5 509	4 816	25.00	0.56	14
Beatrix	388	364	46.00	0.30	14
Leader	1 562	1 129	71.00	0.13	9
B Reef	1 492	1 234	31.00	0.29	9
A Reef	395	164	47.00	0.22	10
Elsburg	1 101	948	58.00	0.20	11
South Reef	614	659	18.00	0.53	10
VCR	1 576	958	38.00	0.24	9
All Reefs	**12 636**	**10 272**	**36.00**	**0.33**	**12**